                                FORM 18-K/A

          For Foreign Governments and Political Subdivisions Thereof

          __________________________________________________________

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                             AMENDMENT NO. 8 TO
                               ANNUAL REPORT
                                     of
                             PROVINCE OF ONTARIO
                                  (Canada)
                            (Name of Registrant)
                           ______________________

                Date of end of last fiscal year: March 31, 2008

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

________________________________________________________________________________

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered
________________________________________________________________________________

N/A                      N/A                                 N/A
________________________________________________________________________________

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                              Vera Nicholas-Gervais
                             Head of the Provincial
                 Territorial and Parliamentary Affairs Section
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   __________

                                   Copies to:
                             Christopher J. Cummings
                           Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                            Suite 4405, P.O. Box 247
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                                  PROVINCE OF ONTARIO

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2008 (the "Annual Report") as follows:

     The following additional exhibit is added to the Annual Report:

     Exhibit (l)    Public Accounts of Ontario: 2008-2009 Province of Ontario
                    Annual Report and Consolidated Financial Statements.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                       PROVINCE OF ONTARIO
                                       (Name of registrant)

September 25, 2009                     By:  /s/ Irene Stich
                                       ---------------------------------------------
                                       Name:    Irene Stich
                                       Title:   Director, Capital Markets Operations
                                                Capital Markets Division
                                                Ontario Financing Authority

                               Exhibit Index

Exhibit (l):       Public Accounts of Ontario: 2008-2009 Province of Ontario
                   Annual Report and Consolidated Financial Statements.

                                         EXHIBIT (l)

                                         Public Accounts of Ontario: 2008-2009 Province of Ontario
                                         Annual Report and Consolidated Financial Statements.

                           [The Ontario Coat of Arms]

To The Honourable
David C. Onley
Lieutenant Governor of Ontario

May It Please Your Honour:

The undersigned has the honour to present the Public Accounts of the
Province of Ontario for the fiscal year ended March 31, 2009, in accordance with the requirements of the Ministry of Treasury and Economics Act.

Respectfully submitted,

/s/ Dwight Duncan
----------------------------
The Honourable Dwight Duncan
Minister of Finance
Toronto, August 2009

====================================================================================================================================
TABLE OF CONTENTS
====================================================================================================================================

     FINANCIAL STATEMENT DISCUSSION AND ANALYSIS

     CONSOLIDATED FINANCIAL STATEMENTS

====================================================================================================================================
FOREWORD
====================================================================================================================================

     I am pleased to present the 2008-2009 Ontario Public Accounts.

     This past year, the global economy entered into a crisis unseen for some 80 years. No developed world economy was immune from the challenges  presented by the global economic meltdown — Ontario was no exception.

     The United States has lost 6.7 million jobs from the pre-recession peak and has undergone historic financial turmoil.

     Businesses,  in local  neighbourhoods  to  downtown  cores,  banks and auto companies have closed their doors or entered into bankruptcy protection.

     Other  provinces and countries  around the world have seen  themselves move into deficit positions. This includes the federal government,  the province of Alberta, Australia, Japan and the United Kingdom.

     This past fiscal year,  Ontario had a deficit of $6.4  billion  after three consecutive  balanced  budgets.  Government  revenues from corporate income taxes fell to the lowest level in five years. But more importantly, Ontario families and businesses were hurt.

     The  government's  2009 Budget took the single most  important step to make
     Ontario's economy more competitive.  The Budget announced that the outdated
     and  burdensome   Retail  Sales  Tax  would  be  replaced  with  a  single,
     value-added tax harmonized with the federal government's Goods and Services
     Tax by July 1, 2010.

     This  move will  ensure  Ontario's  businesses  are more  competitive  when economic  growth  returns to the  economy.  The single  sales tax will also allow Ontario to better attract new investment to the province,  increasing employment and  prosperity.  The tax rate on new investment  will be cut by almost half,  making Ontario one of the most  competitive  jurisdictions in
     North America and among developed nations.

     To  help  Ontarians  through  the  transition  period,  the  government  is proposing  $10.6  billion in tax relief over three years.  This includes $4 billion in transitional  cash payments that would come in three instalments in the first year  under the  single  sales  tax.  The  remainder  would be through  a  personal  income  tax cut for the  lowest  tax  bracket  —
     bringing Ontario to the lowest rate of any province in Canada.

     It is estimated that Ontario businesses would save over $500 million a year in compliance costs — for businesses large and small.

     In the 2009 Budget,  we also took  measures to ensure that jobs are created today.  The government will invest $34 billion in stimulus  spending —
     $32.5  billion  of which  will go to  infrastructure  projects  across  the province over the next two years.

     We also  invested,  along  with the U.S.  and  Canadian  governments,  $4.8 billion in General Motors and Chrysler.  The government  support means jobs for the thousands of Ontario workers directly employed by the companies and stability for the auto industry and the  communities  that depend on it. If we did not make these investments, these jobs would have been lost.

     As we move  forward  during this period of  economic  stabilization,  tough choices will have to be made. However, the public services Ontarians depend on will continue to be protected.

     The  Ontario   economy   under  the  single  sales  tax  will  become  more
     competitive, creating a more prosperous Ontario.

     The task of leading Ontario through this recession — and beyond —
     to the next generation of growth falls to all of us.

     The task of building a powerful Ontario economy falls to all of us.

     Our  government   will  take  up  that  challenge   confidently   and  with
     determination, just as those who came before us did.

     /s/ Dwight Duncan

     ----------------------------
     The Honourable Dwight Duncan
     Minister of Finance

====================================================================================================================================
INTRODUCTION
====================================================================================================================================

     The Annual Report,  which forms part of the Public Accounts of the Province of Ontario,  outlines  Ontario's  financial  results and  position  for the fiscal year ended  March 31,  2009.  It is a key element of the  Province's financial  accountability,  providing  readers with a summary of activities over the fiscal year. It compares actual  financial  results to the initial
     Budget  Plan set out in March  2008,  outlines  the  impact  of  unforeseen events,  and  explains  how the  government  managed  through the year.  In providing an overview of financial  and other  results  achieved,  it helps readers to assess the  effectiveness  of  public-sector  organizations  and their accountability for public resources.

     The importance of effective  financial  management and  accountability  was clearly evident as governments worldwide grappled with the serious economic downturn during the year. Ontario has worked diligently to strengthen these key elements of good government in the past several years,  and as a result was able to respond  quickly and  appropriately  as the  seriousness of the fiscal situation became clearer.  Ontario  continues to build on its strong foundation of financial management and accountability.

     Producing  the  Public  Accounts  of  Ontario  requires  the  teamwork  and cooperation of many staff members across the provincial  government and the broader public sector. In addition, the Office of the Auditor General plays a critical  role in reviewing  and  reporting on the  Province's  financial statements.  I would like to thank  everyone  who was involved in preparing the 2008-09 Public Accounts for their valuable assistance and efforts.

     We welcome your comments on the Public Accounts. Please share your thoughts by e-mail at  annualreport@ontario.ca,  or by  writing to the Office of the
     Provincial  Controller,  Re: Annual  Report,  Ontario  Ministry of Finance,
     Second Floor,  Frost Building South, 7 Queen's Park Crescent,  Toronto,  ON
     M7A 1Y7.

     /s/ Bruce L. Bennett

     ---------------------------------------------------
     Bruce L. Bennett, CA
     Assistant Deputy Minister and Provincial Controller
     Ontario Ministry of Finance

====================================================================================================================================
GUIDE TO THE PUBLIC ACCOUNTS
====================================================================================================================================

     The Public Accounts of the Province of Ontario  comprise this Annual Report and three supporting volumes.

  Annual Report

     The Annual Report  includes a Financial  Statement  Discussion and Analysis that explains the Province's  financial and other  results,  as well as the
     Consolidated Financial Statements.

     The Consolidated  Financial Statements are made up of several documents and schedules:

     o    The  Auditor  General's  Report  expresses  the opinion of the Auditor
          General as to whether the  statements  fairly report the activities of
          the  government  in  accordance  with  Canadian   generally   accepted
          accounting principles.

     o    The Consolidated Statement of Operations reports the annual surplus or deficit from operations in the period.  It shows  government  revenue, the cost of providing services and other expenses,  and the difference between them. It also provides a comparison against the Budget Plan.

     o    The Consolidated  Statement of Financial  Position shows the assets of the  Province,  which are  classified  as financial or  non-financial, against its obligations. The Province's obligations less its financial resources is called its net debt. The Province's  accumulated  deficit is its net debt less the value of its tangible  capital assets and the net assets of hospitals, school boards and colleges.

     o    The  Consolidated  Statement  of Change in Net Debt shows the combined impact on net debt of the Province's  annual  deficit,  investments in capital assets and changes in the fair market value of Ontario Nuclear
          Funds Agreement (ONFA) investments during the year.

     o    The Consolidated  Statement of Change in Accumulated Deficit shows the impact of the  annual  deficit  and  changes in  elements  of the fair market value of ONFA funds on the Province's accumulated deficit.

     o    The Consolidated  Statement of Cash Flow shows the sources and uses of cash  over the  period.  The  government's  operations  either  use or provide  cash over the fiscal  year,  as do other  activities  such as capital investments and financing activities.  Sources of cash include increases in debt and decreases in financial  investments,  while uses of cash include  investments in infrastructure  and other assets.  The
          Consolidated  Statement  of Cash Flow  shows  the  impact of all these activities  on the  Province's  holdings of cash and cash  equivalents over the year.

     o    Notes and schedules  provide  further  information on the items in the various  statements  and  form an  integral  part of the  Consolidated
          Financial  Statements.  The  notes  also  include  a  summary  of  the significant  accounting  policies  that reflect the basis on which the
          Province's financial statements are prepared.

  Supporting Volumes

     o    Volume 1 contains ministry  statements and detailed  schedules of debt and other items. The ministry  statements,  which are presented on the
          accrual   basis  of   accounting,   compare  the  amounts   that  were
          appropriated  by  the   Legislative   Assembly  with  actual  expenses
          incurred.   The  expenses  of   government   organizations   including
          provincial corporations, boards, commissions, hospitals, school boards and  colleges,  are not  appropriated.  However,  the  impact of these organizations  on  the  government's  finances  is  reflected  in  the
          Consolidated Financial Statements.

     o    Volume 2 contains the financial  statements of significant  provincial corporations, boards and commissions that are part of the government's reporting entity, and other miscellaneous financial statements.

     o    Volume 3 contains detailed schedules of ministry payments.

====================================================================================================================================
STATEMENT OF RESPONSIBILITY
====================================================================================================================================

     The Consolidated  Financial  Statements and Financial Statement  Discussion
     and Analysis are prepared by the  Government of Ontario in compliance  with legislation and in accordance with generally accepted accounting principles for governments in Canada.

     The government accepts  responsibility for the objectivity and integrity of
     these  Consolidated   Financial  Statements  and  the  Financial  Statement
     Discussion and Analysis.

     The government is also  responsible  for  maintaining  systems of financial management  and  internal  control to  provide  reasonable  assurance  that transactions  recorded in the Consolidated  Financial Statements are within statutory authority, assets are properly safeguarded and reliable financial information is available for  preparation of these  Consolidated  Financial
     Statements.

     The  Consolidated  Financial  Statements  have been  audited by the Auditor
     General of Ontario and his report appears on page 27 of this document.

     /s/ Peter Wallace                                             /s/ Bruce L. Bennett

     --------------------------------------                        --------------------------------------
     Peter Wallace                                                 Bruce L. Bennett, CA
     Deputy Minister                                               Assistant Deputy Minister
     July 31, 2009                                                 and Provincial Controller
                                                                   July 31, 2009

                        FINANCIAL STATEMENT DISCUSSION
                                AND ANALYSIS

====================================================================================================================================

====================================================================================================================================
HIGHLIGHTS
====================================================================================================================================

     Ontario  faced  turbulent   conditions  as  a  result  of  global  economic
     challenges  over the 2008-09 fiscal year.  These  challenges have continued
     into 2009-10.

     The United States, the province's largest trading partner,  is experiencing a downturn whose severity became  increasingly  evident as 2008 progressed.
     The impacts  included a worldwide  credit  crunch and a sharp  reduction in
     U.S.  domestic  demand.  Major elements of the Ontario  economy that depend heavily on exports to the U.S.,  particularly  the  automotive and resource sectors,  were hard hit as a result.  The downturn —  estimated as the largest global contraction since the Second World War — contributed to a contraction of 0.5 per cent in Ontario's  real gross domestic  product in
     2008 and a sharp decrease in the Province's Corporate Tax revenues.

     Like other forward-looking  jurisdictions,  Ontario was quick to respond as the  impact of  problems  in the U.S.  and  other  major  economies  became clearer. The key elements of its strategy are:

     o    Investing  in  infrastructure,  training  and  sector  support  —
          Ontario's government invested in infrastructure  valued at $19 billion over the past two years and has committed an additional  $32.5 billion over the next two.  These  investments  created more than 100,000 jobs last year and are giving  Ontario the  high-quality  public  assets it needs for global  competitiveness.  Focused and strategic training and retraining programs are giving people the right skills to help Ontario achieve sustained economic growth.

     o    Continuing  to  transform  Ontario's  tax system to promote  long-term prosperity  and  maintain  competitive  rates —  A  comprehensive package of tax  measures  proposes to give  Ontario's  families  $10.6 billion in tax relief over three years and its businesses $4.5 billion over the same period.  This includes  moving to a single,  value-added tax  structure  on July  1,  2010.  A  value-added  sales  tax is more efficient  than a retail  sales tax and would  enhance  the ability of
          Ontario  businesses  to  compete  and  grow.  With  the  comprehensive package,  Ontario  businesses  would benefit from both lower taxes and simpler structures that reduce the compliance burden.

     o    Growing the green  economy,  accelerating  innovation  and  attracting investment  to help  create  the jobs of  tomorrow  —  Ontario is acting on major  commitments  to  renewable  energy and  conservation, boosting the green economy.  Key investments in innovative  people and facilities are helping Ontario attract  investments and move new ideas to the marketplace faster to create leading-edge jobs.

     o    Investing in Ontario's  children and families  —  The  government recognizes  that people in Ontario need reliable  public  services now more than ever. Its strong  commitment to those services since 2003 is paying dividends through better places to learn,  stronger reading and writing  skills,  modernized  hospitals,  lower wait times for medical procedures and innovative ways of providing health care.

     o    Managing its finances responsibly and ensuring  accountability  —
          The current economic  downturn  heightens the importance of the fiscal management and  accountability for public resources that have been key priorities  of this  government.  The plan is to return to a  balanced budget no later than 2015-16. To do so, Ontario's government will rely on the same financial  management skills it used to help eliminate,  a year earlier than  planned,  the $5.5 billion  deficit it inherited in
          2003. At the same time, it is ensuring  greater  accountability  among public-sector organizations across Ontario.

     The global  financial  market crisis and economic  downturn  caused a steep decline  in  revenue,  resulting  in a deficit of $6.4  billion.  The major source of revenue weakness was  Corporations  Tax, which was down almost 50 per cent from the previous  year and $5.6 billion less than forecast in the
     2008 Budget. Expenses remained relatively close to the Budget Plan.

     Higher-than-budgeted  spending in some programs, driven largely by economic conditions,  was offset by lower  spending in other areas and other savings
     found  during  the  year.  As  a  result,   Ontario   recorded  its  lowest
     year-over-year growth in expense in eight years.

     ==============================================================================================================
     2008-09 Actual Results against Budget Plan                                                             Table 1
     ($ Billions)
     --------------------------------------------------------------------------------------------------------------

                                                                    2008-09            2008-09              Change
                                                                     Budget             Actual
                                                      -------------------------------------------------------------
     Revenue                                                           96.9               90.5                (6.4)
     Expense
       Programs                                                        87.3               88.3                 1.0
       Interest on debt                                                 8.9                8.6                (0.3)
                                                      -------------------------------------------------------------
     Total Expense                                                     96.2               96.9                 0.7
     Reserve                                                            0.8                  -                (0.8)
                                                      -------------------------------------------------------------
     Annual Surplus (Deficit)                                           0.0               (6.4)               (6.4)
     --------------------------------------------------------------------------------------------------------------
     Note: Budget numbers and related variances may not add due to rounding.
     --------------------------------------------------------------------------------------------------------------

     Through its actions,  the government has strengthened  Ontario's ability to deliver  the  public  services  on  which  people  rely,  and has  improved accountability for the public funds entrusted to it and to organizations to which it provides  funding.  It is helping  people across the province cope with tough  economic  times.  Looking  ahead,  these  investments  are also ensuring a stronger and more competitive economy in Ontario in the years to come.

====================================================================================================================================
ANALYSIS OF 2008-09 RESULTS
====================================================================================================================================

     Actual  2008-09  financial  results were weaker than those  forecast in the
     Budget of March 25, 2008.

     ==============================================================================================================
     2008-09 Operating Results against Budget Plan                                                          Table 2
     ($ Billions)
     --------------------------------------------------------------------------------------------------------------
                                                                           2008-09          2008-09
                                                                           Budget            Actual          Change
                                                                   ------------------------------------------------
     Revenue
       Taxation                                                              69.0              62.4           (6.6)
       Government of Canada                                                  16.5              16.6            0.1
       Income from government business enterprises                            4.1               4.0           (0.1)
       Other non-tax revenue                                                  7.4               7.5            0.1
                                                                   ------------------------------------------------
     Total Revenue                                                           96.9              90.5           (6.4)
     Expense
       Health                                                                40.4              40.7            0.3
       Education, postsecondary and training                                 19.4              19.3           (0.1)
       Children's and social services                                        11.8              12.1            0.3
       Other programs                                                        15.6              16.2            0.6
                                                                   ------------------------------------------------
     Total Program Expense                                                   87.3              88.3            1.0
       Interest on debt                                                       8.9               8.6           (0.3)
                                                                   ------------------------------------------------
     Total Expense                                                           96.2              96.9            0.7
     Reserve                                                                  0.8                 -           (0.8)
                                                                   ------------------------------------------------
     Surplus (Deficit)                                                        0.0              (6.4)          (6.4)
     --------------------------------------------------------------------------------------------------------------
     Note: Budget numbers and related variances may not add due to rounding.
     --------------------------------------------------------------------------------------------------------------

  Revenue

     At $90.5  billion,  total  revenue for 2008-09 was $6.4 billion  lower than forecast in the 2008 Budget.

     [Chart 1: Pie chart: Revenue Sources, 2008-09]

     Ontario's  economy  contracted  by 0.5 per cent in 2008, as measured by the change in real gross domestic product (GDP).  This  performance,  which was weaker than  projected,  resulted  in lower  taxation  revenues,  which are driven largely by economic activity.

     Almost all the revenue decline was  attributable  to Corporations  Tax, the most volatile major revenue source.  At $6.7 billion,  it was significantly below the forecast  level of $12.3 billion and fell by almost half from the
     $13.0 billion  reported for the previous  year. Its share of total revenues fell to 7 per cent from the  previous  year's 13 per cent.  The decrease in this source of revenue reflects  poorer-than-expected  corporate results in most sectors of the economy.

     Personal  Income Tax revenue was $24.7  billion,  slightly below the Budget
     forecast  of  $25.2  billion,  also  reflecting  the   poorer-than-expected
     economic performance.  Taken together, all other tax sources totalled $30.9 billion, $0.5 billion below the Budget outlook.

     Other major revenue sources for the Province include transfer payments from the federal government,  income from government business  enterprises and a range of other non-tax  items.  The net impact of changes in actual results for these  items  from the Budget  Plan was an  increase  of $132  million, resulting  mainly  from  higher-than-budgeted  transfers  from the  federal government.

  Investing in people, services and the economy

     The  Province  made  key  investments  in  2008-09  to  help  families  and communities, stimulate the economy, and provide strategic support for major industries,  while  limiting  the  growth  of  expenses  through  effective financial management and greater efficiencies.

     Operating spending

     [Chart 2: Pie chart: Expense by Sector, 2008-09]

     Despite  pressures  on  spending   triggered  by  tougher  economic  times,
     Ontario's  government  kept total operating  spending to $96.9 billion,  an increase of 0.37 per cent from the previous year and 0.73 per cent from the
     Budget Plan.

     Recognizing the deteriorating  economic situation,  the Minister of Finance announced  in the  Ontario  Economic  Outlook  and Fiscal  Review,  mid-way
     through the fiscal year,  that the government  would slow down or delay the startup or  expansion  of programs  and  restrain  its  internal  spending.
     Together,  these  measures  helped the government  reduce  spending by $111 million over the rest of the fiscal year.

     Most  ministries  spent less than or close to their planned  allocation for the year.  Increases  in  spending  were  linked in large part to  economic conditions.  The expense for  children's and social  services  increased by
     $256  million  from the Budget  Plan,  mainly  because  spending  on social assistance and other supports was higher in the downturn than budgeted.

     Interest  on debt was $325  million  less than  forecast in the 2008 Budget
     Plan,  reflecting  lower  interest  rates than expected and  cost-effective management  of the borrowing  program,  offset to some extent by additional borrowing needs created by the deficit.

     Infrastructure stimulus and sector support

     As the economic crisis deepened in 2008, forward-looking governments around the world acted quickly to provide  immediate  stimulus through spending on public  works,  transit  and  transportation  systems,  and other  valuable infrastructure. This form of stimulus provides significant benefits in both the short and long term.

     As well as creating jobs in the short term, these  investments  improve the
     Province's  economic  competitiveness on an ongoing basis. The availability and quality of public infrastructure has a major impact on where businesses choose to locate.

     Ontario's  government  has  shown  a  strong  commitment  to the  value  of infrastructure  not  just in the  current  downturn,  but as a  fundamental element of supporting the economy. These investments have helped to address the major  infrastructure  deficit that had built up over the three decades before 2003:

     o    The $30  billion  ReNew  Ontario  investment  plan  was  completed  in
          2008-09, a full year ahead of schedule.  Over a four-year period, this ambitious  program  helped  to close  the  significant  infrastructure deficit  that had  built up over the three  decades  before  2003.  It brought major improvements to Ontario's highways, border crossings and transit  systems,  enhancing the flow of goods,  people and ideas,  as well as updating and expanding educational and hospital facilities.

     o    Over the past two years alone, the Province invested in infrastructure valued at $19 billion.  These  investments  supported more than 85,000 jobs in 2007-08,  and created and sustained  more than 100,000 jobs in
          2008-09.  In the 2009 Budget,  the Province  announced a further $32.5 billion for infrastructure  investments over two years,  supporting an estimated 300,000 jobs.

     o    In 2008-09,  work moved forward on key commitments such as the Windsor
          Gateway  project that is  enhancing  one of  Ontario's  most  critical economic  linkages,  the  widening  of Highway 11 to North Bay to four lanes, and Metrolinx projects to improve public transit in the Greater
          Toronto and Hamilton Area.

     o    In the Public Accounts for 2007-08, the government provided a one-time allocation  of $1.1  billion  directly to  municipalities  through the
          Investing in Ontario Act.

     Through Good Places to Learn and other initiatives, the government invested approximately  $1.7 billion in the  education,  postsecondary  and training sectors in 2008-09.  Since 2005, some 13,000 renewal  projects at more than
     2,600 schools across the province have been supported by government funding of $1.45 billion in total. At the  postsecondary  level, the government has invested  $1.4  billion  through  ReNew  Ontario for  postsecondary  campus renewal and strategic capital projects.  Parallel investments in broadband, digital  media and  research  institutions  have paved the way for  greater innovation in the province.

     The following table provides total investments  supported by the provincial government.  Capital expenditures are presented in line with the Province's accounting policy of recognizing investment in capital assets on an accrual basis.

     ==============================================================================================================
     Infrastructure Expenditures, 2008-09                                                                   Table 3
     ($ Billions)
     --------------------------------------------------------------------------------------------------------------

                                                                                                            Totals,
                                                                       Investment in      Transfers         2008-09
                                                                      Capital Assets(1)   and Other(2)       Actual
                                                              -----------------------------------------------------
     Transportation and transit(3)                                               2.6            0.4             3.0
     Health                                                                      2.4            0.1             2.5
     Education, postsecondary and training                                       1.6            0.1             1.7
     Municipal and other(4)                                                      0.9            0.9             1.8
                                                              -----------------------------------------------------
                                                                                 7.5            1.5             9.0
     Less: Third-party contributions(5)                                          0.5              -             0.5
                                                              -----------------------------------------------------
     Total                                                                       7.0(6)         1.5             8.5
     --------------------------------------------------------------------------------------------------------------

     (1)  The Province's  capital  investment in its own infrastructure and that of hospitals, colleges and school boards.
     (2)  The totals consist of transfers for capital purposes to municipalities and universities  and expenditures for capital repairs.  Transfers for capital-related  purposes and other  infrastructure  expenditures  are recorded as  expenses  in the  Province's  Consolidated  Statement  of
          Operations.
     (3)  Includes  investments  in  provincial  and  municipal   transportation
          infrastructure, such as highways, roads, bridges and transit.
     (4)  Includes  water,  wastewater and other  environmental  infrastructure;
          other   municipal   and   local    infrastructure;    justice   sector
          infrastructure;  and other assets. Also includes a one-time adjustment of $0.3 billion for consolidation of Ontario Northland  Transportation
          Commission.
     (5)  Third parties include  charitable  foundations and other  contributors supporting hospitals and colleges.
     (6)  The  Province's  direct  investment of $3.6 billion in its own capital assets,  as outlined in the Consolidated  Statement of Cash Flow, plus capital  investments of hospitals,  school boards and colleges of $3.9 billion,  less the $0.5 billion  contribution they received from third parties.

     Note: Numbers may not add due to rounding.
     -----------------------------------------------------------------------------------------------------------

     In  partnership  with the  governments  of Canada  and the  United  States,
     Ontario is also directly  supporting one of the key pillars of its economy, the automotive sector. With several large automakers and more than 400 part manufacturers in Ontario, the sector in 2008 directly accounted for 3.7 per cent of Ontario's GDP and employed tens of thousands of people.  Because of a high degree of sector integration  within North America,  the governments of Canada, Ontario and the United States are working together to ensure the long-term  viability of the auto sector,  which has been  particularly hard hit by the economic downturn. As part of this initiative, Ontario agreed in
     2009-10 to make investments supporting two automobile manufacturers.

     Through these actions,  the Ontario government is demonstrating its support to auto  workers and their  communities.  The outcome  should be not just a healthy  automotive sector, but one that is more innovative and better able to provide high-quality jobs for people in Ontario.

  Impacts on borrowing and financial position

     The  accumulated  deficit is the difference  between the  Province's  total liabilities and total assets. In 2008-09, the accumulated deficit rose from
     $105.6  billion  to $113.2  billion,  an  increase  of $7.6  billion.  This increase was the result of the Province's operating deficit of $6.4 billion and $1.2 billion from decreases in the market value of the Ontario  Nuclear
     Funds Agreement investments during the year.

     The debt of the Province increased by $14.7 billion during the fiscal year.
     As the  following  table shows,  the main reasons for the increase were the deficit from operations and the Province's capital  investments,  totalling
     $7.0  billion,  as well as an increase in cash and  short-term  investments held by the Province at the end of the fiscal year:

     =============================================================================================================
     Application of New Borrowings by the Province, 2008-09                                                Table 4
     ($ Billions)
     -------------------------------------------------------------------------------------------------------------

     Applied to operating transactions:(1)                                                                     6.7
     Applied to capital investments:
       Investments in directly owned provincial capital assets(2)                             3.6
       Investments in capital assets of hospitals, school boards and colleges(3)              3.4
                                                                                        --------------
                                                                                                               7.0
     Provided to hospitals, school boards and colleges from their operating and                               (2.7)
     financing transactions(4)

     Increase in the Province's cash and temporary investments                                                3.7
                                                                                                       -----------
     Increase in the Province's debt                                                                          14.7
     -------------------------------------------------------------------------------------------------------------

     (1)  The Province's operating deficit of $6.4 billion plus $0.3 billion for net  changes  in  assets  and  liabilities  that  also  used  cash for operating purposes. See the Consolidated Statement of Cash Flow.
     (2)  Includes a one-time  adjustment of $0.3 billion for  consolidation  of
          Ontario Northland Transportation Commission.
     (3)  Represents  $3.9  billion  investment  in the capital  assets of these organizations less third-party contributions of $0.5 billion.
     (4)  Consists  of  changes  in the net  assets  and  liabilities  of  these organizations  that provided cash for operating and capital  financing purposes. See Schedule 10 to the Consolidated Financial Statements.

     -------------------------------------------------------------------------------------------------------------

====================================================================================================================================
MANAGING EFFECTIVELY AND ACHIEVING RESULTS
====================================================================================================================================

  Managing well in difficult times

     Risk and uncertainty in the global economy are today at levels seen rarely, if ever,  since the end of the Second World War. In this  environment,  the
     Province's  steady  focus on  managing  effectively  is helping  people and businesses  through  difficult  times and  positioning  Ontario for renewed growth as recovery  develops.  It is enhancing  the  efficiency  of its own operations and those of organizations  in the broader public sector,  while
     continuing  to  ensure  greater   accountability  for  the  use  of  public
     resources.  At the same  time,  Ontario's  government  is  building  on its existing  five-point  plan  for a more  innovative  and  flexible  economy, creating and supporting existing jobs today and preparing a highly educated workforce for  tomorrow's  needs.  The sections that follow explain in more detail how the  government's  efforts  are  achieving  real and  measurable results for Ontario.

     Maintaining focus

     Ontario's  government remains focused on steady  improvements to quality of life and economic  growth in the province,  underpinned by sound  financial management.

     The  government  inherited a $5.5 billion  deficit in 2003. It committed to return  Ontario's fiscal plan to a sustainable path while giving people and businesses in Ontario the services and infrastructure they needed.

     It has  not  just  kept  its  commitment,  but  has  built  on it.  Through responsible  financial  management,  the Province eliminated the deficit by
     2005-06, ahead of the schedule it had set, and then went on to record three consecutive surpluses.  It achieved this critical rebalancing of the fiscal situation while making  significant  strides to restore public services and modernize infrastructure.

     Ontario  has been  providing  for  several  years  the  supports  that many governments  have only recently  recognized as critical to economic growth.
     Ontario's  government  will  continue  to make the  investments  needed  to support people and stimulate the economy, and has laid out a plan to return
     Ontario to budgetary balance no later than 2015-16.

     Maintaining a reasonable  debt-to-GDP  ratio is another important goal. The ratio of  accumulated  deficit  to Ontario  GDP is a measure  of  Ontario's fiscal and economic health,  showing the impact both of changes in economic activity and in the  government's  fiscal  position.  After moving downward over several years,  this ratio  increased in 2008-09 from 18.1 per cent to
     19.3 per cent,  owing to the  contraction of the Ontario economy during the year and an  increase in the  accumulated  deficit,  as Chart 3 shows.  The government's  plan to return to  budgetary  balance  will help  prevent the ratio from returning to the historically high levels of a decade ago.

     [Chart 3: Line graph: Accumulated Deficit to Ontario GDP]

     Another  measure of fiscal  position  is the ratio of  interest  expense to government revenue. It shows how much of the government's  revenues must be allocated each year to servicing its debt. Chart 4 shows Ontario's interest expense as a share of total revenue over the past 10 years. In 2008-09, the ratio rose slightly,  from 9.2 to 9.5 per cent.  While interest expense was
     lower  than  in  the   previous   year,   provincial   revenue  fell  by  a
     proportionately greater amount. This meant that debt expense increased as a share of revenue.

     More efficient government

     As 2008-09  unfolded,  the government  recognized that economic  conditions called for ways of achieving savings in its own operations.  It announced a rigorous  program of internal  restraint  that  included  such  measures as reducing travel and consulting  costs,  freezing the purchase of government vehicles,  freezing  the  existing  government  real  estate  holdings  and leasehold  improvements,  and expanding green workplace practices to reduce printing,  photocopying  and fax costs.  It announced  that the size of the
     Ontario Public Service (OPS) would be held at 68,645  full-time  equivalent staff,  and  constrained  salary  increases for senior staff.  It has since committed  to  reducing  the size of the OPS by 5 per cent over three years through attrition and other measures.

     As a result of these and other factors,  Ontario's spending per resident on
     "general  government  services,"  including  administration  costs, was the second  lowest  among  provincial  governments  in  2008-09,  according  to
     Statistics  Canada data. At $134 per resident,  Ontario's  spending in this area  per  resident  was 28 per  cent  below  the  $185  average  of  other provincial governments.

     To strengthen  efficiency  across Ontario's public sector,  the 2009 Budget announced that the government would build on the success of the OntarioBuys initiative, which has focused on getting hospitals, school boards, colleges and  universities to work together to reduce the costs of purchasing  goods and services.  It plans to propose  legislation  expanding the  OntarioBuys
     program  to  mandate  more  partners  in  the  broader   public  sector  to
     collaborate  when buying common goods and services.  This  coordinated  and integrated  approach  to  procurement  would  result in an  estimated  $200 million in annual savings within the first three years of operation.

     Making it easier to do business in Ontario

     The Open for Business initiative is making government faster and friendlier for families and businesses.  This initiative aims to modernize regulations while protecting the public  interest.  The government will also reduce the amount of regulation by 25 per cent in the next two years.

     The 2009 Budget proposed  moving to a single,  value-added tax structure in
     Ontario that would be in place on July 1, 2010. Four Canadian provinces and more than 130  countries  around the world have adopted a  value-added  tax structure  because of its greater  efficiency.  British  Columbia  has also recently  announced  its plan to move to a single  sales  tax over the same period.  With  adoption  by British  Columbia  and  Ontario,  six  Canadian provinces would use a value-added tax structure.

     The current retail sales tax applies to many purchases that businesses make in providing goods and services for sale. This cost becomes embedded in the final price and is passed on to consumers. In a value-added structure, most businesses  are  reimbursed  for the tax they pay on most of their  inputs.
     Studies  show  that most of the cost  savings  are  passed on to  consumers through lower prices,  and exports also become more  price-competitive.  In
     Ontario,  alignment  with the  framework for the federal goods and services tax would also give businesses the benefit of a more  streamlined  approach to  reporting.  It is  estimated  this would result in savings of more than
     $500 million a year in compliance  costs.  Ontario has already  transferred corporate tax administration to the federal government for tax years ending after 2008. This is making  compliance  simpler and less costly,  providing
     Ontario businesses with additional savings of up to $100 million a year.

     Enhanced accountability

     Ontario's  government  has also  focused  on  ensuring  that the  resources entrusted  to it and other  entities in the public  sector are used in ways that  provide  value for money.  Never is this need more  critical  than in times of economic  hardship,  so that people have the assurance that public funds are being used properly and achieving  the right  results.  Ontario's government  continues to refine and strengthen the frameworks and practices that underpin its commitment to greater accountability.

     Transfer  payments  —  which  fund  a  wide  range  of  not-for-profit organizations  delivering  health  and  social  programs  on  behalf of the government  —  are the major  component  of the  Province's  spending.
     Through an enhanced  directive on transfer  payments,  the  government  now requires greater  accountability for both the spending of transfers and the results  they  achieve.  The  directive  sets out clearly the  relationship between the Province and any organization  receiving transfer payments.  An agreement must document expectations,  terms and conditions of funding that support  good  governance,  value for money and  transparency.  To  achieve optimum results, a risk-based  approach is used that ensures the government constantly  assesses and manages  effectively  the risks to  achieving  the government's goals. Provisions allow the Province to take corrective action to ensure funds are either used as spelled out in agreements or returned.

     The government is in the process of revising its Agency  Establishment  and
     Accountability  Directive,  which sets out the responsibilities of agencies it creates and its role in overseeing  them.  The changes will improve both the  accountability of government  agencies and oversight of them, and also
     help  to  ensure  that  they  follow  consistent   business  standards  and
     practices.

     Ontario's  government is ensuring  that its partners in the broader  public sector also strive to ensure the best possible use of public dollars:

     o    When  making  investments  in  municipal  infrastructure  through  the
          Investing  in Ontario  Act last year,  the  Province  set out  several measures  to ensure  accountability  for the $1.1  billion in funding.
          Municipalities  must  report back on the planned and actual use of the funds.  The Province  also  maintains the right to carry out audits to ensure funds were used for the purposes  intended,  and to recover any funds not used as intended.

     o    The 2009 Budget announced $32.5 billion in infrastructure  investments over the next two years. A significant  part of this funding  reflects
          federal-provincial   infrastructure  programs  to  provide  short-term
          economic  stimulus.  The focus is on distributing  funding in a timely manner to achieve stimulus goals while maintaining  accountability and ensuring  transparent  decision-making.  In line with that  goal,  the government  is planning to launch a website to report  publicly on the progress of these stimulus investments.

  Achieving measurable results

     Ontario's government has set the bar high for its public services.  To help achieve its  ambitious  goals for people in Ontario,  it has committed to a planning and  reporting  process that  revolves  around  setting  goals and reporting on progress  towards them.  These goals range from better student skills to shorter  wait times for medical  procedures,  from safer roads to better-planned  communities,  and from  increasing  Ontario's  use of green energy to attracting  more  innovators  and  investors.  By focusing on key goals,  the  government  is  continuing  to build better lives and brighter futures for people in Ontario despite the economic downturn.

     Strong people, strong economy

     Helping  students  succeed —  Through several  initiatives,  Ontario's government is ensuring that more students  succeed,  which is a priority of creating a  well-educated  workforce  and  helping  every  citizen  achieve greater lifelong  success.  Strategies to reduce class sizes in the crucial primary school years,  boost students'  reading,  writing and  mathematical skills,  and ensure more young people  graduate from  secondary  school are succeeding:

     o    The government  achieved its class-size  target in 2008-09,  with more than 90 per cent of  kindergarten to Grade 3 classrooms at 20 or fewer students and no classes  with more than 23  students.  That means more than 540,000 primary students are in classes of 20 or fewer,  compared to only 166,000 students five years before. Class sizes at each school for the past five years are  available  through  an online  tracker at
          www.edu.gov.on.ca/eng/cst/.

     o    In 2002-03,  only 54 per cent of Grade 3 and 6 students were achieving the provincial standard (equivalent to a B grade) in reading,  writing and math  assessments.  Students who struggle  with these skills often become discouraged and later drop out of school. In 2007-08,  the most recent year for which  results are  available,  65 per cent of Grade 3 and 6 students  met the  provincial  standard in reading,  writing and math.  This represents an 11  percentage-point  increase since 2002-03 and significant  progress towards the goal of 75 per cent. The results for each school are available on the website of the Education  Quality
          and   Accountability   Office,   which  carries  out  the  tests,   at
          www.eqao.com.  Ontario's students rank strongly against those in other jurisdictions.  The province's  nine- and  ten-year-old  students rank among the top in the world in reading,  according to the 2006 Progress in  International  Reading  Literacy  Study.  In  addition,  the  2007
          Pan-Canadian   Assessment   Program   report  showed  that   Ontario's
          13-year-old  English-language  students scored significantly higher in reading than their peers in other provinces and territories.

     o    In 2003-04,  only 68 per cent of students were  completing  their high school  diploma.  Studies show that those students who do not graduate face a future with an increased risk of unemployment and financial and social problems.  In response,  the government set a graduation target of 85 per cent. In 2007-08,  Ontario's graduation rate increased to 77 per cent. This represents an increase of nine percentage points —
          or 13,500 more students — compared to 2003-04. Ontario's strategy also  received  a positive  evaluation  from the  Canadian  Council on
          Learning in 2008. Its report concluded that, over the past four years, more students  were getting the  attention  and learning  options they needed to be  successful  in school.  The report  suggests  that other jurisdictions  could  benefit  from  reviewing  Ontario's  high school strategy.

     Meeting the economy's  need for skilled  workers — A key commitment of the government's  five-point plan is to strengthen the knowledge and skills of Ontario's  labour force so that the province will remain  competitive in the global knowledge-based economy. In line with that, it has:

     o    Launched the Second Career  program,  which is on track to give 20,000 laid-off  workers  the help  they  need to move  into  new  industries through  skills  training  courses,  needs-based  income  supports and career planning services.  At the end of the 2008-09 fiscal year, more than 8,000  laid-off  workers  were  involved  - above  target for the program's first year.

     o    Offered help to more than 82,000 people under the Rapid  Re-employment and Training  Service,  which  provides an immediate  and  appropriate response to large-scale layoffs.

     o    Helped to achieve an  increase of 100,000 in the number of students at colleges and universities in Ontario,  up by 25 per cent from 2002-03, with  increases in operating  grants to colleges and  universities  of
          $1.7 billion or almost 63 per cent since 2002-03.

     o    Improved  and  enhanced  training  and  apprenticeship   supports  and
          facilities to attract interested  individuals and build the profile of the skilled trades in Ontario.  There are 120,000 apprentices learning a trade today, nearly 60,000 more than in 2002-03.

     Ensuring access to clean,  affordable energy — Ontario's government is broadening  its  commitment  to ensuring  that people and  businesses  have access  to  reliable,  clean,  affordable  energy.  In  February  2009,  it introduced  the  landmark  Green  Energy Act to spark  investment  in wind, solar,  water,  biomass and biogas energy  projects and create up to 50,000 jobs in  Ontario in its first  three  years.  The  government  has  already achieved  significant  progress in making  Ontario a leader in clean energy and conservation:

     o    Ontario has already surpassed,  by roughly 300 megawatts,  its goal of
          2,700 megawatts of signed contracts for new renewable energy by 2010.

     o    In  2007-08,  Ontario  achieved  its  then-current  target  for energy conservation  and is now working  towards a new goal of reducing  peak demand  by a  further  1,350  megawatts  by 2010  and a total of 6,300 megawatts by 2025.

     o    Since October 2003,  more than 7,100  megawatts of new and refurbished capacity  have come  online to help  replace  coal-fired  capacity  in
          Ontario's energy mix and increase  renewable energy capacity.  Between
          2003 and 2008, coal generation fell by close to 40 per cent.

     o    Progress continues on installing "smart meters" in all homes and small businesses  across  the  province  by the  end of 2010  to  support  a time-of-use  electricity  pricing  system,  with more than two million meters installed to date.

     Providing  better  access to health  care —  As a result of  increased funding and restructuring efforts, people in Ontario are today waiting much less  time  for  key  services,  enjoying  better  access  to  health  care professionals,  and benefiting  from a more  effective  system with greater local accountability.

     o    Wait times are down for targeted health procedures, in many cases by a significant  amount.  Targeted procedures for lower wait times include
          cataract   surgeries,   angiography,   angioplasty,   knee   and   hip
          replacements, CT and MRI scans, and cancer surgeries.  Improvements to these  procedures  have been tracked since August 2005. More recently, wait times for  pediatric  surgeries and general  surgeries  have been targeted and  successfully  reduced as well.  Detailed  information on wait times by region and medical  procedure  is  regularly  updated at
          www.ontariowaittimes.com.

     o    The  government  is also  addressing  the  complex  issue of  reducing emergency-room  wait times by  investing  in  programs  to prevent and better manage chronic diseases;  creating  nurse-led outreach teams to provide  residents in long-term care homes with care and interventions to avoid  emergency  visits;  freeing up hospital beds by opening more long-term  care  beds;  and  improving  capacity  and  performance  in emergency rooms.

     o    The government is further  supporting  wellness and disease prevention by creating the Ontario  Agency for Health  Protection  and Promotion,
          which gives specialized and technical advice and on-the-ground support to front-line health care workers,  public health units and government in the areas of infectious disease,  infection control and prevention, health promotion, and other elements of public health.

     o    It has  implemented  a Smoke-Free  Ontario  Strategy to prevent  young people from starting to smoke and to help smokers to quit. It has also banned the  display of tobacco  products  and smoking in cars in which children are riding.

     o    Roughly two million  Ontarians  have chosen to receive  their  primary health care through the  Province's  Family  Health  Teams,  including about  280,000 who did not  previously  have a family  doctor.  Family
          Health Teams enable family doctors,  nurses,  nurse  practitioners and other health  professionals  to work in partnership,  improving access and enhancing the  effectiveness of primary health care.  Ontario also developed Health Care Connect, an innovative,  made-in-Ontario program that helps people without a family health care provider to find one in their community.

     o    The government is increasing  the number of doctors,  nurses and nurse practitioners  available to help  patients.  It  increased  first-year medical school  enrolment by 23 per cent from 2003-04 to 2008-09,  and
          in  September  2008  funded  852  entry-level   undergraduate  medical
          positions across the province's six medical schools. This includes the
          Northern  Ontario School of Medicine,  the first new medical school in
          Canada in more than 30 years,  which  had 224  students  in  September
          2008. In May 2009,  100  additional  spaces were  allocated to medical schools.  Combined with the increase of 160 spaces since 2003-04, this will create 260 first-year spaces overall,  representing a 38 per cent increase.

     o    Overall,  the government  has increased the number of family  medicine residency  positions  by 75 per  cent  between  2004-05  and  2007-08, leading to 330 more family  doctors ready to enter practice as of June
          2008.

     o    To support nurse  practitioners,  the government  funded 163 education seats in 2008-09,  a 60 per cent  increase  from three years  earlier.
          Nurse  practitioners are registered nurses with advanced knowledge and decision-making skills in health assessment, diagnosis,  therapeutics, health care management,  and community  development and planning.  The increased  supply of nurse  practitioners  will help improve access to primary health care for people in Ontario.

     o    Through the Nursing Graduate  Guarantee  Program,  more than 5,500 new nursing graduates have been matched to a guaranteed job opportunity to work full time for up to 7.5 months since the  program's  inception in
          2007.  There are about  10,000 more nurses  employed in Ontario  since
          2003. The government  has created over 2,300 nursing  positions  since the fall of 2007.

     o    With the introduction of Local Health  Integration  Networks  (LHINs),
          the Ministry of Health and  Long-Term  Care has assumed a  stewardship
          role  focusing  on  the  strategic  and  overall   direction  for  the
          province's health care system.  Local Health Integration Networks were established in 2006 and are responsible for hospitals,  long-term care homes,  community  care  access  centres,  community  support  service agencies,  mental health and addictions agencies, and community health centres in their local areas.

     o    All  hospitals are now required to collect and report  patient  safety measures in a clear,  standard  manner,  with data on a total of eight indicators  now provided  through a website for patients,  health care providers and the public.

     Moving people and products efficiently and safely — The transportation sector is an important  cornerstone  of Ontario's  economic  prosperity and high quality of life. Ontario's export-driven economy relies on this system to move goods and people efficiently and competitively, particularly within the current climate of just-in-time delivery, as well as safely.

     o    Ontario is getting more people onto public transit by working with its partners to make it a  convenient  and  accessible  option.  Municipal transit systems serving Ontario's 15 largest urban centres carried 703 million  passengers in 2007.  Ridership is expected to increase to 740 million  trips in 2009 and 809  million  trips  by  2012.  GO  Transit carried 51.6 million  passengers in 2007-08.  Ridership is expected to increase from 52.8 million in 2009-10 to 57.7 million by 2012-13.

     o    Projects  such  as the  expanded  crossing  at the  Queenston-Lewiston
          Bridge in  Niagara,  the new  international  truck route in Sault Ste.
          Marie, and the new high-occupancy  vehicle (HOV) lanes on Highways 403 and 404 all helped to improve  Ontario's  transportation  network  and links to its largest trading partner.

     o    Another top priority is promoting road safety.  Ontario was the safest jurisdiction in North America as measured by  motor-vehicle  collision fatalities,  according to the most recent publicly  available data. It reported 0.87 fatalities per 10,000 licensed drivers,  the lowest rate it has ever achieved.

====================================================================================================================================
ACTUAL TO INTERIM RESULTS IN 2009 BUDGET
====================================================================================================================================

     The Province  provided interim estimates of results for 2008-09 in the 2009
     Budget,  tabled in March of this year.  The final  deficit of $6.4  billion reported  for the year  represents  an  increase of $2.5  billion  from the interim  estimate of a $3.9 billion  deficit,  consisting of a reduction of
     $2.9 billion in estimated  revenues,  offset somewhat by expenses that were
     $0.4 billion less than anticipated.

     The 2009 Budget  interim  estimate for revenues was $3.5 billion  below the
     2008 Budget Plan.  The final results for 2008-09 are a further $2.9 billion below the interim estimate due to  larger-than-expected  revenue impacts of the global financial crisis and economic  downturn  beginning in the fourth quarter of calendar 2008. In particular, Corporations Tax revenues are $1.9 billion  lower than the  interim  estimate  due to  extraordinarily  higher refunds than expected.  Personal Income Tax revenues were also $0.8 billion lower, based on new information from 2008 tax-return  processing indicating lower  levels of  employment  and  capital  gains  income  than  previously estimated.  All sources of revenue  apart from  taxation  increased by $0.1 billion from interim.

     Final  expense was $96.9  billion,  $0.4 billion less than  expected in the interim  results.  This  reflects  more  complete  information  that became available after the interim information was presented in the 2009 Budget.

     ===================================================================================================================
     Comparison of 2008-09 Interim and Actual Results                                                            Table 5
     ($ Billions)
     -------------------------------------------------------------------------------------------------------------------
                                                                                   2008-09         2008-09
                                                                                   Interim          Actual       Change
                                                                            --------------------------------------------
     Revenue
         Taxation                                                                     65.4            62.4         (3.0)
         Government of Canada                                                         16.6            16.6            -
         Income from government business enterprises                                   3.9             4.0          0.1
         Other                                                                         7.5             7.5            -
                                                                            --------------------------------------------
     Total Revenue                                                                    93.4            90.5         (2.9)
     Expense
         Programs                                                                     88.5            88.3         (0.1)
         Interest on debt                                                              8.9             8.6         (0.3)
                                                                            --------------------------------------------
     Total Expense                                                                    97.3            96.9         (0.4)
                                                                            --------------------------------------------
     Annual Surplus (Deficit)                                                         (3.9)           (6.4)        (2.5)
     -------------------------------------------------------------------------------------------------------------------
     Notes:
     Interim numbers and related variances may not add due to rounding.
     A reserve of $750 million included in the fiscal plan in the 2008 Budget was used to reduce the size of the deficit.
     -------------------------------------------------------------------------------------------------------------------

                                 CONSOLIDATED
                            FINANCIAL STATEMENTS

===================================================================================================================

[Logo: Bureau du vénérificateur général de l'Ontario]

                            Auditor's Report

To the Legislative Assembly of the
Province of Ontario

I have audited the consolidated  statement of financial position of the Province of Ontario as at March 31, 2009 and the  consolidated  statements of operations, change in net debt,  change in accumulated  deficit,  and cash flow for the year then ended. These financial  statements are the responsibility of the Government of  Ontario.  My  responsibility  is to express  an  opinion on these  financial statements based on my audit.

I conducted my audit in accordance  with Canadian  generally  accepted  auditing standards.  Those  standards  require that I plan and perform an audit to obtain reasonable  assurance  whether  the  financial  statements  are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also includes assessing the accounting  principles used and significant  estimates made by the
Government, as well as evaluating the overall financial statement presentation.

In my opinion,  these consolidated  financial  statements present fairly, in all material  respects,  the financial position of the Province as at March 31, 2009 and the results of its  operations,  the changes in its net debt, the changes in its  accumulated  deficit,  and its  cash  flows  for the  year  then  ended  in accordance with Canadian generally accepted accounting principles.

                                                      /s/ Jim McCarter
                                                      --------------------------
                                                      Jim McCarter, CA
Toronto, Ontario                                      Auditor General
July 31, 2008                                         Licensed Public Accountant

Province of Ontario
Consolidated Statement of Operations
---------------------------------------------------------------------------------------------------------------------
                                                                              2008-09        2008-09         2007-08
($ Millions)                                                                  Budget(1)       Actual          Actual
---------------------------------------------------------------------------------------------------------------------
Revenues (Schedules 1 and 2)
  Personal Income Tax                                                         25,171          24,727          24,538
  Retail Sales Tax                                                            17,206          17,267          16,976
  Corporations Tax                                                            12,339           6,748          12,990
  Employer Health Tax                                                          4,821           4,617           4,605
  Gasoline and Fuel Taxes                                                      3,122           3,021           3,093
  Ontario Health Premium                                                       2,809           2,776           2,713
  Other Taxes                                                                  3,507           3,239           3,517
---------------------------------------------------------------------------------------------------------------------
  Total Taxation                                                              68,975          62,395          68,432
  Transfers from Government of Canada                                         16,457          16,591          16,597
  Income from Investment in Government Business Enterprises (Schedule 6)       4,122           4,042           4,437
  Other                                                                        7,366           7,444           7,656
---------------------------------------------------------------------------------------------------------------------
                                                                              96,920          90,472          97,122
Expenses (Schedules 3 and 4)
  Health                                                                      40,437          40,747          38,118
  Education                                                                   13,196          13,215          12,618
  Children's and Social Services                                              11,798          12,054          11,265
  Interest on Debt                                                             8,891           8,566           8,914
  Environment, Resources and Economic Development                              7,449           7,165          10,298
  Post-Secondary Education and Training                                        6,240           6,076           6,486
  Justice                                                                      3,699           3,804           3,643
  General Government and Other                                                 4,460           5,254           5,180
---------------------------------------------------------------------------------------------------------------------
                                                                              96,170          96,881          96,522
  Revenue                                                                        750               -               -
Annual (Deficit) Surplus                                                           -          (6,409)            600
---------------------------------------------------------------------------------------------------------------------
See accompanying Notes and Schedules to the Financial Statements.
(1) Amounts reported as "Plan" in 2008 Budget.
---------------------------------------------------------------------------------------------------------------------

Province of Ontario
Consolidated Statement of Financial Position
---------------------------------------------------------------------------------------------------------------------
As at March 31                                                                      2009                        2008
($ Millions)
---------------------------------------------------------------------------------------------------------------------
Liabilities
  Accounts Payable and Accrued Liabilities (Schedule 5)                           12,708                      15,359
  Debt (Note 2)                                                                  176,915                     162,217
  Power Purchase Contracts (Note 4)                                                2,206                       2,579
  Pensions and Other Employee Future Benefits (Note 5)                               404                       1,024
  Other Liabilities (Note 6)                                                       4,383                       4,340
---------------------------------------------------------------------------------------------------------------------
                                                                                 196,616                     185,519
---------------------------------------------------------------------------------------------------------------------
Financial Assets
  Cash and Cash Equivalents                                                        5,746                       4,001
  Temporary Investments (Note 7)                                                   6,132                       4,143
  Accounts Receivable (Schedule 6)                                                 4,942                       8,358
  Loans Receivable (Schedule 7)                                                    9,822                       8,825
  Other Assets (Note 8)                                                            1,994                       2,068
  Investment in Government Business Enterprises (Schedule 9)                      14,655                      15,706
---------------------------------------------------------------------------------------------------------------------
                                                                                  43,291                      43,101
---------------------------------------------------------------------------------------------------------------------
Net Debt                                                                        (153,325)                   (142,418)
Non-Financial Assets
  Tangible Capital Assets (Note 9)                                                21,671                      19,112
  Net Assets of Broader Public Sector Organizations (Schedule 10)                 18,416                      17,689

---------------------------------------------------------------------------------------------------------------------
                                                                                  40,087                      36,801
---------------------------------------------------------------------------------------------------------------------
Accumulated Deficit                                                             (113,238)                   (105,617)
---------------------------------------------------------------------------------------------------------------------
Contingent Liabilities (Note 11) and Contractual Obligations (Note 12)
See accompanying Notes and Schedules to the Financial Statements.
---------------------------------------------------------------------------------------------------------------------

Province of Ontario
Consolidated Statement of Change in Net Debt
---------------------------------------------------------------------------------------------------------------------
For the year ended March 31                                                              2009                  2008
($ Millions)
---------------------------------------------------------------------------------------------------------------------
Annual (Deficit) Surplus                                                               (6,409)                  600
  Acquisition of Tangible Capital Assets                                     (3,553)               (2,748)
  Amortization of Tangible Capital Assets (Note 9)                              988                   880
  Proceeds on Sale of Tangible Capital Assets                                    59                     9
  Gain on Sale of Tangible Capital Assets                                       (53)                   (8)
  Increase in Net Assets of Broader Public Sector Organizations (Schedule 10)  (727)                 (610)

                                                                        ------------              --------
                                                                                       (3,286)               (2,477)
Decrease in Fair Value of Ontario Nuclear Funds (Note 10)                              (1,212)                 (935)
---------------------------------------------------------------------------------------------------------------------
Increase in Net Debt                                                                  (10,907)               (2,812)
---------------------------------------------------------------------------------------------------------------------
  Net Debt at Beginning of Year                                                      (142,418)             (141,100)
  Increase in Fair Value of Ontario Nuclear Funds at Beginning of Year (Note 10)            -                 1,494
---------------------------------------------------------------------------------------------------------------------
  Restated Net Debt at Beginning of Year                                             (142,418)             (139,606)
---------------------------------------------------------------------------------------------------------------------
Net Debt at End of Year                                                              (153,325)             (142,418)
---------------------------------------------------------------------------------------------------------------------
See accompanying Notes and Schedules to the Financial Statements.
---------------------------------------------------------------------------------------------------------------------

Province of Ontario
Consolidated Statement of Change in Accumulated Deficit
--------------------------------------------------------------------------------------------------------------------
For the year ended March 31                                                                   2009             2008
($ Millions)
--------------------------------------------------------------------------------------------------------------------
Accumulated Deficit at Beginning of Year                                                  (105,617)        (106,776)
  Increase in Fair Value of Ontario Nuclear Funds at Beginning of Year (Note 10)                 -            1,494
--------------------------------------------------------------------------------------------------------------------
Restated Accumulated Deficit at Beginning of Year                                         (105,617)        (105,282)
Annual (Deficit) Surplus                                                                    (6,409)             600
Decrease in Fair Value of Ontario Nuclear Funds (Note 10)                                   (1,212)            (935)
--------------------------------------------------------------------------------------------------------------------
Accumulated Deficit at End of Year                                                        (113,238)        (105,617)
--------------------------------------------------------------------------------------------------------------------
See accompanying Notes and Schedules to the Financial Statements.
--------------------------------------------------------------------------------------------------------------------

Province of Ontario
Consolidated Statement of Cash Flow
--------------------------------------------------------------------------------------------------------------------
For the year ended March 31                                                                   2009             2008
($ Millions)
--------------------------------------------------------------------------------------------------------------------
Operating Transactions
  Annual (Deficit) Surplus                                                                  (6,409)             600
  Amortization of Tangible Capital Assets (Note 9)                                             988              880
  Gain on Sale of Tangible Capital Assets                                                      (53)              (8)
  Income from Investment in Government Business Enterprises (Schedule 9)                    (4,042)          (4,437)
  Remittances from Government Business Enterprises (Schedule 9)                              3,631            3,271
  Decrease in Liability for Pensions and Other Employee Future Benefits (Note 5)              (620)            (374)
  Decrease in Power Purchase Contracts (Note 4)                                               (373)            (398)
  (Decrease) Increase in Accounts Payable and Accrued Liabilities (Schedule 5)              (2,651)            2,637
  Increase (Decrease) in Other Items                                                         2,786          (2,206)
--------------------------------------------------------------------------------------------------------------------
Cash Applied to Operating Transactions                                                      (6,743)             (35)
--------------------------------------------------------------------------------------------------------------------
Capital Transactions
  Acquisition of Tangible Capital Assets                                                    (3,553)          (2,748)
  Proceeds from Sale of Tangible Capital Assets                                                 59                9
  Increase in Net Assets of Broader Public Sector Organizations (Schedule 10)                 (727)            (610)
--------------------------------------------------------------------------------------------------------------------
Cash Applied to Capital Transactions                                                        (4,221)          (3,349)
--------------------------------------------------------------------------------------------------------------------
Investing Transactions
  Increase in Temporary Investments (Note 7)                                                (1,989)          (1,850)
--------------------------------------------------------------------------------------------------------------------
Cash (Applied to) Investing Transactions                                                    (1,989)          (1,850)
--------------------------------------------------------------------------------------------------------------------
Financing Transactions
  Debt Issued                                                                               35,877           20,761
  Debt Retired                                                                             (21,179)         (15,855)
--------------------------------------------------------------------------------------------------------------------
Cash Provided by Financing Transactions                                                     14,698            4,906
--------------------------------------------------------------------------------------------------------------------
  Net Increase (Decrease) in Cash and Cash Equivalents                                       1,745            (328)
  Cash and Cash Equivalents at Beginning of Year                                             4,001            4,329
--------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                                     5,746            4,001
--------------------------------------------------------------------------------------------------------------------
See accompanying Notes and Schedules to the Financial Statements.
--------------------------------------------------------------------------------------------------------------------

=====================================================================================================================
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
=====================================================================================================================
(ALL TABLES IN MILLIONS OF DOLLARS)

     1. Summary of Significant Accounting Policies

     Basis of Accounting

     The Consolidated  Financial  Statements are prepared in accordance with the accounting  principles  for  governments  recommended  by the Public Sector
     Accounting Board (PSAB) of the Canadian Institute of Chartered  Accountants
     (CICA)  and,  where  applicable,  the  recommendations  of  the  Accounting
     Standards Board (AcSB) of the CICA.

     Reporting Entity

     These  financial  statements  report  the  activities  of the  Consolidated
     Revenue Fund combined with those  organizations  that are controlled by the government.

     Public  hospitals,  specialty  psychiatric  hospitals,  school  boards  and colleges,  collectively  referred to as the  "Broader  Public  Sector (BPS)
     organizations,"  are  consolidated  on a sector  basis  in these  financial statements.

     Government business enterprises and other organizations that are controlled by the Province are individually consolidated provided they meet one of the following criteria: i) their revenues,  expenses, assets or liabilities are greater than $50 million, or ii) their outside sources of revenues, deficit or surplus are greater than $10 million.  A listing of these  organizations is provided in Schedule 8.

     The activities of organizations that do not meet the materiality thresholds are  reflected in these  financial  statements  through the accounts of the ministries  responsible for them. Trusts  administered by the government on behalf of other  parties are  excluded  from the  reporting  entity but are disclosed in Note 13.

     Principles of Consolidation

     Government  organizations,  except for government business  enterprises and broader public sector  organizations,  are  consolidated  on a line-by-line basis with the  Consolidated  Revenue Fund in these  financial  statements.
     Where  necessary,  adjustments  are made to present  the  accounts of these organizations on a basis consistent with the accounting  policies described below,  and to  eliminate  significant  inter-organizational  accounts  and transactions.

     Government   business   enterprises   are   defined  as  those   government
     organizations  that i) are  separate  legal  entities  with  the  power  to contract  in their  own  name  and  that can sue and be sued;  ii) have the financial  and  operating  authority  to carry on a business;  iii) have as their  principal  activity  and source of revenue  the selling of goods and services to individuals and non-government organizations;  and iv) are able to maintain  their  operations  and meet their  obligations  from  revenues generated  outside the  government  reporting  entity.  The  activities  of government  business  enterprises are recorded in the financial  statements using the modified equity method.  Under this method,  government  business enterprises  are  reported in  accordance  with the  accounting  principles generally accepted for business enterprises.  Their combined net assets are included in the financial  statements as Investment in Government  Business
     Enterprises on the Consolidated  Statement of Financial  Position and their combined net income is shown as a separate item,  Income from Investment in
     Government  Business   Enterprises,   on  the  Consolidated   Statement  of
     Operations.

     Broader  Public  Sector (BPS)  organizations  are recorded in the financial statements  using the equity method.  Under the equity method or "one-line"
     basis,  BPS  organizations  are reported in accordance  with the accounting principles generally accepted for governments. Significant gains and losses resulting from inter-organizational  transactions occurring from within the government  reporting  entity  are  eliminated  upon  consolidation.  Their combined net assets are included in the financial  statements as Net Assets of Broader Public Sector  Organizations  on the  Consolidated  Statement of
     Financial Position.  Their combined net expenses, that is, the total annual expenses of all BPS organizations net of revenues they receive from sources other than the  Province,  are  included in  Expenses  on the  Consolidated
     Statement  of  Operations.  The  combined  net  expenses of  hospitals  are included with Health expenses,  school board net expenses are included with
     Education expenses, and college net expenses are included in Post-Secondary
     Education  and  Training   expenses  in  the   Consolidated   Statement  of
     Operations.

     Measurement Uncertainty

     Uncertainty  in the  determination  of the  amount  at  which  an  item  is recognized or disclosed in the financial statements is known as measurement uncertainty.  Such  uncertainty  exists  when  there  could  be a  material variance between the recognized or disclosed amount and another  reasonably possible amount.

     Measurement  uncertainty  in these  financial  statements and notes thereto exists in the  valuation of the  accruals  for pensions and other  employee future benefits  obligations,  the value of tangible  capital  assets,  the accruals for personal income and corporations  tax revenues,  the valuation of the Canada Health Transfer and Canada Social Transfer entitlements,  and the valuation of the Canadian third-party asset-backed commercial paper.

     Uncertainty related to pensions and other employee future benefits accruals arises because actual results may differ  significantly from the Province's best estimate of expected  results (for  example,  the  difference  between actual results and actuarial  assumptions regarding return on investment of pension fund assets and health care cost trend rates for retiree benefits).
     Uncertainty  in the value of  tangible  capital  assets  exists  because of differences  between  estimated useful lives of the assets and their actual useful lives.  Uncertainty  related to the accrual for personal  income tax and corporations tax revenues arises due to possible  subsequent  revisions of estimates  based on  forthcoming  information  from past-year tax return processing. Uncertainty in the estimation of the Canada Health Transfer and
     Canada  Social  Transfer  entitlements  arises from  variances  between the estimated and actual Ontario shares of the Canada-wide  personal income and corporation tax base and population.

     The  uncertainties  relating to the  valuation of the Canadian  third-party asset-backed  commercial  paper are  detailed in Note 8 to these  financial statements.

     Estimates  are  based  on the  best  information  available  at the time of preparation  of the  financial  statements  and are  reviewed  annually  to reflect new information as it becomes available.

     Revenues

     Revenues are  recognized  in the fiscal year that the events giving rise to the revenues occur and they are earned.  Amounts  received prior to the end of the year,  which relate to revenues  that will be earned in a subsequent fiscal year, are deferred and reported as liabilities.

     Expenses

     Expenses are  recognized  in the fiscal year that the events giving rise to the expenses occur and resources are consumed. Expenses include:

     o    accounts payable accruals

     o    transfer payments

     o    interest accruing on debt

     o    pension and other employee future benefits

     o    the amortization of tangible capital assets

     o    net expenses of hospitals, school boards and colleges.

     Transfer payments are recognized in the year during which the events giving rise  to  them  occur,  provided  that  the  transfer  is  authorized,  all eligibility criteria are met and a reasonable estimate of the amount can be made.

     Interest on Debt includes the following:  i) interest on  outstanding  debt net of  interest  income on  investments  and loans;  ii)  amortization  of foreign  exchange gains or losses;  iii)  amortization  of debt  discounts, premiums and  commissions;  iv)  amortization of deferred hedging gains and losses; and v) servicing and other costs.

     Employee future benefits such as pensions,  other  retirement  benefits and entitlements  upon termination are recognized as expenses over the years in which  the  benefits  are  earned  by  employees.  These  expenses  are the government's share of the current year's cost of benefits,  interest on the net benefits liability or asset, amortization of actuarial gains or losses, cost of or gain on plan amendment, and other adjustments.

     Other employee  future benefits are recognized in the period when the event that obligates the government occurs or in the period when the benefits are earned and accumulated by employees.

     The  costs of  buildings  and  transportation  infrastructure  owned by the
     Province are  amortized and  recognized  as expenses  over their  estimated useful lives on a straight-line  basis.  Amortization  of tangible  capital assets owned by government  organizations  consolidated  in these financial statements is also included in expenses.

     The Province is phasing in the  implementation of PSAB  recommendations  on
     tangible   capital  assets  (see  Tangible   Capital   Assets,   page  38).
     Consequently,  the costs of acquisition  of other  tangible  capital assets owned by the  Province,  such as furniture  and  vehicles,  are recorded as expenses.  Also,  for  significant  capital  leases  entered  into  by  the
     Province,  an  amount  equal  to the  present  value of the  minimum  lease payments  required  over the term of the lease is recorded as an expense at the inception of the lease, with an offsetting  liability  recorded for the lease obligation.

     Liabilities

     Liabilities  are  recorded  to  the  extent  that  they  represent  present obligations of the government to outside  parties as a result of events and transactions  occurring prior to the end of the fiscal year. The settlement of  liabilities  will result in the  sacrifice of economic  benefits in the future.

     Liabilities include present obligations for environmental  costs,  probable losses on loan guarantees issued by the government,  and contingencies when it is likely that a loss will be realized and the amount can be  reasonably determined.

     Liabilities also include obligations to government business enterprises.

     Debt

     Debt consists of treasury bills,  commercial  paper,  medium- and long-term notes, savings bonds, debentures and loans.

     Debt denominated in foreign  currencies that has been hedged is recorded at the Canadian dollar  equivalent using the rates of exchange  established by the terms of the hedge agreements. Other foreign currency denominated debt, liabilities and assets are translated to Canadian dollars at year-end rates of  exchange  and any  exchange  gains or  losses  are  amortized  over the remaining term to maturity.

     The Province uses derivative  financial  instruments  (derivatives) for the purposes of minimizing  interest costs and managing risk. The Province does not use  derivatives for  speculative  purposes.  Derivatives are financial contracts, the value of which is derived from underlying instruments. Gains or losses arising from derivative  transactions  are deferred and amortized over the remaining life of the related debt issue.

     Pensions and Other Employee Future Benefits

     The  liabilities  for  pensions  and other  employee  future  benefits  are calculated on an actuarial basis using the  government's  best estimates of future  inflation  rates,  investment  returns,  employee salary levels and other  underlying  assumptions,  and, where  applicable,  the  government's borrowing rate. When actual plan experience of pensions,  other  retirement
     benefits  and  termination   pay  differs  from  that  expected,   or  when
     assumptions are revised,  actuarial gains and losses arise. These gains and losses are amortized over the expected  average  remaining  service life of plan members.

     The  liabilities  for selected  employee future benefits (such as pensions, other  retirement  benefits and termination pay) represent the government's share of the actuarial  present  values of benefits  attributed to services rendered by employees and former employees, less its share of the assets of the plans. In addition,  the liability includes the Province's share of the unamortized  balance of actuarial  gains or losses,  and other  adjustments primarily for differences  between the fiscal year-end of the pension plans and that of the Province.

     Assets

     Assets are resources controlled by the government from which it will derive future  benefits.  Assets are recognized in the year the events giving rise to the government's control of the benefit occur.

     Financial Assets

     Financial  assets  are  resources  that can be used to  discharge  existing liabilities  or finance  future  operations.  They include cash,  temporary
     investments,   accounts  receivable,   loans  receivable,   advances,   and
     investments in government business enterprises.

     Temporary investments are recorded at the lower of cost or fair value.

     Accounts  receivables  are  recorded  at cost.  A  valuation  allowance  is recorded when collection of the receivable is considered doubtful.

     Loans  receivable with  significant  concessionary  terms are considered in part as grants  and are  recorded  on the date of  issuance  at face  value discounted  by the  amount  of the grant  portion.  The  grant  portion  is recognized as an expense at the date of issuance of the loan. The amount of the loan discount is amortized to revenue over the term of the loan.  Loans receivable include amounts owing from government business enterprises.

     Investment in government business enterprises  represents the net assets of government  business  enterprises  recorded on the modified equity basis as described under Principles of Consolidation.

     Net Assets of Broader Public Sector Organizations

     The net assets of the broader public sector (BPS) organizations  consist of tangible  capital and financial  assets of BPS  organizations  net of their liabilities.  Although the assets of BPS  organizations  are  consolidated, they are owned, managed and operated by BPS organizations. Tangible capital assets of hospitals and colleges are recorded at  historical  cost in their financial  statements.  Interest  incurred  during  construction  of  major projects is  capitalized  and  included in  historical  cost when  specific project  financing is provided.  Although  school  boards do not  presently record tangible capital assets in their financial statements, an adjustment is made upon consolidation to record the estimated historical cost of their land and buildings in the Province's consolidated financial statements.

     Tangible Capital Assets

     Tangible  capital assets are recorded at historical  cost less  accumulated amortization.  Historical  cost includes the costs directly  related to the acquisition, design, construction,  development,  improvement or betterment of tangible capital assets.  Cost includes overheads directly  attributable to construction and development but excludes interest. Estimated historical cost was used to record existing tangible capital assets if actual cost was unknown  when  the  Province  first  implemented  tangible  capital  assets accounting.  Tangible  capital assets,  except land, are amortized over the estimated useful lives of the assets on a straight-line basis.

     As the Province is phasing in the implementation of PSAB recommendations on provincially  owned tangible capital assets,  the following  categories are included  under tangible  capital  assets and recorded at historical  cost:
     land,  buildings and transportation  infrastructure  owned by the Province;
     and all tangible capital assets owned by government  organizations that are consolidated  in these financial  statements.  The remaining other tangible capital assets, including leased assets, computers, equipment, vehicles and furniture,  are expensed as acquired.  The Province intends to apply PSAB's recommendations on the remaining other tangible capital assets in 2009-10.

     Maintenance  and repair costs are  recognized as an expense when  incurred.
     Betterments  or  improvements  that  significantly  increase or prolong the service  life or  capacity  of a tangible  capital  asset are  capitalized.
     External  contributions  for  acquisition  of tangible  capital  assets are recorded as deferred revenue and amortized on the same basis as the related tangible capital assets.

     2. Debt

     The Province borrows in both domestic and  international  markets.  Debt of
     $176.9 billion,  as at March 31, 2009 (2008,  $162.1 billion),  is composed mainly of bonds and  debentures  issued in both the  short-  and  long-term public  capital  markets and  non-public  debt held by certain  federal and provincial  public sector  pension  plans.  Debt  comprises Debt Issued for
     Provincial  Purposes of $149.2 billion (2008,  $133.9  billion) and Ontario
     Electricity Financial Corporation (OEFC) debt of $27.7 billion (2008, $28.3 billion).  The  table on page 40  presents  the  maturity  schedule  of the
     Province's  outstanding  debt,  by  currency  of  repayment,  expressed  in
     Canadian dollars, and reflects the effects of related derivative contracts.

---------------------------------------------------------------------------------------------------------------------
Debt
As at March 31                                                                                     2009         2008
---------------------------------------------------------------------------------------------------------------------
Currency                   Canadian         U.S.       Japanese                     Other
                             Dollar       Dollar            Yen      Euro(1)    Currencies(2)     Total        Total
---------------------------------------------------------------------------------------------------------------------
Maturing in:
2009                                                                                                         $27,035
2010                        $18,736        3,640            747      1,490             769      $25,382       13,696
2011                         12,605        3,537              -          -             252       16,394       11,038
2012                          8,771        4,924              -          -              47       13,742        7,352
2013                          7,889        3,536              -          -             550       11,975       11,317
2014                         12,776        1,010            178      2,405             569       16,938            -
---------------------------------------------------------------------------------------------------------------------
1-5 years                    60,777       16,647            925      3,895           2,187       84,431       70,438
6-10 years                   19,286        4,957            159        206           2,493       27,101       30,670
11-15 years                  11,097            -              -          -               -       11,097        9,037
16-20 years                  16,658            -              -          -               -       16,658       14,710
21-25 years                   8,816            -              -          -               -        8,816       13,469
26-45(3) years               28,722            -              -          -               -       28,722       23,732
---------------------------------------------------------------------------------------------------------------------
                           $145,356       21,604          1,084      4,101           4,680     $176,825     $162,056
Unamortized
Foreign Exchange
Gains                             -           85              5          -               -           90          161
---------------------------------------------------------------------------------------------------------------------
Total(4), (5)              $145,356       21,689          1,089      4,101           4,680     $176,915      162,217
---------------------------------------------------------------------------------------------------------------------
Debt Issued for
Provincial                  120,950       19,959          1,089      4,101           3,148      149,247      133,880
Purposes(6)

OEFC Debt                    24,406        1,730              -          -           1,532       27,668       28,337
---------------------------------------------------------------------------------------------------------------------
Total(4), (5)              $145,356       21,689          1,089      4,101           4,680     $176,915     $162,217
---------------------------------------------------------------------------------------------------------------------
Effective Interest Rates (Weighted Average)
2009                          5.45%        3.73%          3.83%      4.02%           4.56%        5.17%            -
2008                          5.97%        4.76%          2.42%      4.65%           4.42%            -        5.76%
---------------------------------------------------------------------------------------------------------------------

(1)  Euro debt includes debt issues in Euro and French franc legacy currency.
(2)  Other currencies  comprise  Australian  dollar,  New Zealand dollar,  Pound sterling, Swiss franc, Hong Kong dollar and South African rand.
(3)  The longest term to maturity is to June 2, 2054.
(4)  Total foreign  currency  denominated  debt as at March 31, 2009,  was $31.5 billion (2008, $24.7 billion). Of that, $31.2 billion or 99.1% (2008, $23.9 billion or 96.8%) was fully hedged to Canadian dollars.  The remaining 0.9%
     (2008,  3.2%) of foreign debt was unhedged as follows:  $241 million (2008,
     $720 million)  Japanese yen  denominated  debt and $55 million  (2008,  $26 million) Swiss franc denominated debt.
(5)  Total debt includes  issues  totalling $2.4 billion  (2008,  $2.7 billion), which have embedded options  exercisable by either the Province or the bond holder under specific conditions.
(6)  Debt  denominated  in Canadian  dollars as at March 31, 2009  includes $0.5 billion  (2008,  $1.2  billion)  long-term  debt  purchased and held by the
     Province.
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Debt
As at March 31                                                                            2009            2008
---------------------------------------------------------------------------------------------------------------------
Debt Payable to:
  Public Investors                                                                    $158,211        $141,730
  Canada Pension Plan Investment Fund                                                   10,233          10,233
  Ontario Teachers' Pension Plan                                                         3,001           4,466
  Public Service Pension Plan                                                            1,991           2,260
  Ontario Public Service Employees Union Pension Fund                                      946           1,074
  Canada Mortgage and Housing Corporation                                                  811             863
  Others(1)                                                                              1,632           1,430
---------------------------------------------------------------------------------------------------------------------
Total                                                                                 $176,825        $162,056
---------------------------------------------------------------------------------------------------------------------
(1)  Debt payable to others is  comprised  mainly of the School Board Trust Debt of $814  million  (2008,  $831  million)  and  Ontario  Immigrant  Investor
     Corporation Debt of $818 million (2008, $599 million).
---------------------------------------------------------------------------------------------------------------------

Fair value of debt issued  approximates  amounts at which debt instruments could be exchanged in a current  transaction  between willing parties.  In valuing the
Province's  debt, fair value is estimated using  discounted cash flows and other
valuation   techniques  and  is  compared  to  public  market  quotations  where available.  These  estimates  are affected by the  assumptions  made  concerning discount rates and the amount and timing of future cash flows.

The estimated  fair value of debt as at March 31, 2009 was $196.7 billion (2008,
$180.1  billion).  This is higher than the book value of $176.8  billion  (2008,
$162.1  billion)  because  current  interest rates are generally  lower than the interest  rates at which the debt was  issued.  The fair  value of debt does not reflect the effect of related derivative contracts.

School Board Trust Debt

A School  Board Trust was  created in June 2003 to  permanently  refinance  debt incurred by 55 school boards.  The Trust issued 30-year  sinking fund debentures amounting to $891 million in June 2003.  The Trust  provided $882 million of the proceeds  to the 55  school  boards in  exchange  for the  irrevocable  right to receive future transfer  payments from the Province  related to this debt. These amounts will be reduced over the 30-year period by the transfer payments made by the Ministry of Education  to the Trust under the School Board  Operating  Grant program.  As at March 31, 2009,  the  outstanding  amount of $806 million (2008,
$822  million)  advanced  to  school  boards is  included  in Other  Assets  and outstanding  debentures  of $814 million  (2008,  $831  million) are included in
Debt.

3. Risk Management and Derivative Financial Instruments

The Province  employs  various risk  management  strategies and operates  within strict risk exposure  limits to ensure  exposure to risk is managed in a prudent and cost-effective  manner. A variety of strategies are used,  including the use of derivative financial instruments ("derivatives").

Derivatives  are  financial  contracts,  the  value  of which  is  derived  from underlying  instruments.  The Province uses derivatives to hedge and to minimize interest  costs.  Hedges are created  primarily  through swaps,  which are legal contracts  under which the Province  agrees with another  party to exchange cash flows based on one or more notional amounts using stipulated  reference interest rates for a specified  period.  Swaps allow the  Province to offset its existing obligations  and thereby  effectively  convert them into  obligations  with more desirable  characteristics.  Other  derivative  instruments used by the Province include forward foreign exchange  contracts,  forward rate agreements,  futures, options, caps and floors.

Foreign  exchange  or  currency  risk is the risk  that  foreign  currency  debt principal and interest  payments and foreign currency  transactions will vary in
Canadian dollar terms due to  fluctuations in foreign  exchange rates. To manage currency risk, the Province uses derivative  contracts including forward foreign exchange contracts,  futures, options and swaps to convert foreign currency cash flows into  Canadian  dollar  denominated  cash  flows.  Most of the  derivative contracts  hedge the  underlying  debt by  matching  all the  critical  terms to achieve  effectiveness.  In the  instances  where  the term of  forward  foreign exchange  contracts  used for hedging is shorter than the term of the underlying debt,  the  effectiveness  is  maintained  by  continuously  rolling the forward foreign  exchange  contract over the remaining term of the  underlying  debt, or until it is replaced with a long-term derivative contract.

The current policy allows the amount of unhedged foreign currency debt principal net of foreign currency holdings to reach a maximum of 5 per cent of Debt Issued for  Provincial  Purposes  and OEFC  debt.  At March 31,  2009,  the  respective unhedged  levels  were 0.2 and nil per cent  (2008,  0.6 and nil per cent).  The
Province's unhedged level of 0.2 per cent was primarily relating to Japanese yen denominated  debt.  For every one  Japanese  yen  decrease  versus the  Canadian dollar,  there would be an increase in debt amount of $3.1 million  (2008,  $7.5 million)  and an  increase  in  Interest  on Debt of $0.9  million  (2008,  $4.0 million). Total foreign exchange gains recognized in the Statement of Operations for 2008-09 were $67 million (2007-08, $131 million).

Interest on debt expense may also vary as a result of changes in interest rates.
In respect of Debt Issued for  Provincial  Purposes  and OEFC debt,  the risk is measured as interest  rate  resetting  risk,  which is the net of floating  rate exposure,  liquid reserves and fixed-rate debt maturing within the next 12-month period as a  percentage  of Debt Issued for  Provincial  Purposes  and OEFC debt respectively.  Depending on market  conditions,  the Province creates or reduces its exposure to interest rate changes by issuing or retiring short-term debt, or by entering into or closing out derivative positions.  The current policy limits interest rate resetting risk for Debt Issued for Provincial Purposes and OEFC to a maximum of 35 per cent.

As at  March  31,  2009,  interest  rate  resetting  risk for  Debt  Issued  for
Provincial  Purposes  and  OEFC  debt  was  11.5  per  cent  and  19.5  per cent respectively  (2008,  15.6 per cent and 23.6 per cent).  Based on floating  rate interest-bearing  financial  instruments  on hand at the balance sheet date plus planned  refinancing  of maturing  debt in the coming  year, a one per cent (100 basis points) increase in interest rates would result in an increase in Interest on Debt of $230 million (2008, $290 million).

Liquidity  risk is the  risk  that  the  Province  will  not be able to meet its current short-term financial obligations. To reduce liquidity risk, the Province maintains liquid reserves,  that is, cash and temporary investments (Note 7), at levels  that will  meet  future  cash  requirements  and will give the  Province flexibility  in the  timing of issuing  debt.  In  addition,  the  Province  has short-term note programs as alternative sources of liquidity.

The table below presents a maturity schedule of the Province's  derivatives,  by type,  outstanding  as at March 31, 2009,  based on the notional  amounts of the contracts.  Notional  amounts  represent  the volume of  outstanding  derivative contracts  and are not  indicative  of credit  risk,  market risk or actual cash flows.

---------------------------------------------------------------------------------------------------------------------
Derivative Portfolio Notional Value
As at March 31
---------------------------------------------------------------------------------------------------------------------
Maturity in                                                               6-10   Over 10
Fiscal Year             2010       2011     2012     2013      2014      Years     Years      Total      Total
---------------------------------------------------------------------------------------------------------------------
Swaps:
  Interest Rate(1)   $10,411     $9,545  $11,408   $7,608    $5,809    $23,271    $6,155    $74,207    $61,028
  Cross Currency       4,906      3,192    3,096    3,784     6,507     10,362         -     31,847     27,032
Forward Foreign        8,881          -        -        -         -          -         -      8,881      2,649
Exchange Contracts
Caps and Floors           88          -        -        -         -          -         -         88         88
---------------------------------------------------------------------------------------------------------------------
Total                $24,286    $12,737  $14,504  $11,392   $12,316    $33,633    $6,155   $115,023    $90,797
---------------------------------------------------------------------------------------------------------------------
(1) Includes $1.3 billion of interest rate swaps related to loans receivable held by consolidated entity.
---------------------------------------------------------------------------------------------------------------------

The  use  of  derivatives  introduces  credit  risk,  which  is  the  risk  of a counterparty  defaulting  on  contractual  derivative  obligations  in which the
Province  has an  unrealized  gain.  The table  below  presents  the credit risk associated with the derivative financial instrument portfolio,  measured through the replacement value of derivative contracts, at March 31, 2009.

---------------------------------------------------------------------------------------------------------------------
Credit Risk Exposure
As at March 31                                                                          2009             2008
---------------------------------------------------------------------------------------------------------------------
Gross Credit Risk Exposure(1)                                                          $5,492           $2,247
Less: Netting(2)                                                                       (4,254)          (1,487)
---------------------------------------------------------------------------------------------------------------------
Net Credit Risk Exposure                                                               $1,238             $760
---------------------------------------------------------------------------------------------------------------------

(1)  Gross credit risk exposure is the gross credit  exposure to  counterparties with net positive exposure (that is, the Province has an unrealized gain).
(2)  "Netting" is the gross negative credit exposure to counterparties  with net positive  credit  exposures  covered  by master  agreements  providing  for closeout netting when contracts do not have co-terminus  settlement  dates.
---------------------------------------------------------------------------------------------------------------------

The Province  manages its credit risk exposure from  derivatives by, among other things,  dealing  only with high credit  quality  counterparties  and  regularly monitoring  compliance to credit limits.  In addition,  the Province enters into contractual  agreements  ("master  agreements")  that  provide  for  termination netting and, if  applicable,  payment  netting with most of its  counterparties.
Gross credit risk exposure  represents the loss that the Province would incur if every  counterparty  to which the  Province  had credit  risk  exposure  were to default  at the  same  time,  and the  contracted  netting  provisions  were not exercised  or could  not be  enforced.  Net  credit  risk  exposure  is the loss including the mitigating impact of these netting provisions.

4. Power Purchase Contracts

Power  purchase  contracts  and related  loan  agreements  were  entered into by
Ontario Hydro with  non-utility  generators  (NUGs)  located in Ontario.  As the legal continuation of Ontario Hydro, Ontario Electricity  Financial  Corporation
is the counterparty to these contracts. The contracts, expiring on various dates to 2048,  provided for the purchase of power at prices that were  expected to be in excess of the market  price.  Accordingly,  a liability  was recorded at $4.3 billion on a discounted cash-flow basis when Ontario Hydro was continued as OEFC on April 1, 1999.

Under the Electricity  Restructuring Act, 2004,  effective January 1, 2005, OEFC began  receiving  actual  contract  prices for power from ratepayers and will no longer  incur losses on these power  purchase  contracts.  At that time,  it was estimated  that the bulk of the liability  would be eliminated  over 12 years as electricity  contracts expire.  The decrease in the liability for power purchase contracts for 2008-09 was $373 million (2007-08,  $398 million). This results in a liability of $2.2 billion as at March 31, 2009 (2008, $2.6 billion).

5. Pensions and Other Employee Future Benefits

---------------------------------------------------------------------------------------------------------------
Pensions and Other Employee Future Benefits Liability (Asset)
As at March 31                                    2009                   2009          2009            2008
---------------------------------------------------------------------------------------------------------------
                                                               Other Employee
                                              Pensions        Future Benefits         Total           Total
---------------------------------------------------------------------------------------------------------------
Obligation for benefits                        $68,081                 $6,348       $74,429         $70,828
Less: plan fund assets                         (76,396)                  (426)      (76,822)        (75,251)
Unamortized actuarial gains (losses)             1,745                   (699)        1,046           3,833
Adjustments(1)                                   1,751                      -         1,751           1,614
---------------------------------------------------------------------------------------------------------------
Total                                         ($4,819)                 $5,223          $404          $1,024
---------------------------------------------------------------------------------------------------------------

(1)  Adjustments for pensions consist of:
     i)   differences for amounts  reported by the pension plans at December 31, instead of the Province's year-end of March 31
     ii)  unamortized difference between employer and employee contributions for jointly sponsored pension plans
     iii) unamortized  employee  contribution  reductions  for solely  sponsored plans
     iv)  unamortized initial unfunded liabilities of jointly sponsored plans
     v)   amounts payable by the Province that are reflected as contributions in the pension plan assets.
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Pensions and Other Employee Future Benefits Expense
For the year ended March 31                        2009                   2009           2009             2008
---------------------------------------------------------------------------------------------------------------
                                                                Other Employee
                                               Pensions        Future Benefits          Total            Total
---------------------------------------------------------------------------------------------------------------
Cost of benefits                                 $1,756                   $265         $2,021           $1,936
Amortization of actuarial losses                   (533)                    65           (468)            (391)
    (gains)
Employee contributions                             (220)                     -           (220)            (200)
Cost of plan amendments                               -                    280            280                -
Interest expense (income)                          (620)                   233           (387)            (217)
Adjustments(1)                                      (12)                     -            (12)             (24)
---------------------------------------------------------------------------------------------------------------
Total(2)                                           $371                   $843         $1,214           $1,104
---------------------------------------------------------------------------------------------------------------

(1) Adjustments for Pensions consist of amortization of:
     i)   the difference between employer and employee contributions for jointly sponsored pension plans
     ii)  employee contribution reductions for solely sponsored plans
     iii) initial unfunded liability of jointly sponsored pension plans.
(2)  Total Pensions and Other Employee  Future  Benefits  Expense is reported in
     Schedule 3. The Teachers'  Pension  expense of $50 million  (2007-08,  $342 million) is included in the Education expense in the Consolidated Statement of Operations and is disclosed separately in Schedule 4. The Public Service and OPSEU Pension expense of $321 million (2007-08, $131 million) and Other
     Employee Future Benefits — Retirement Benefits expense of $650 million
     (2007-08,  $400 million) are included in the General  Government  and Other expense in the Consolidated Statement of Operations.  The combined total of
     Public Service and OPSEU Pension and Other Employee  Future Benefits —
     Retirement  Benefits  expense of $971 million  (2007-08,  $531  million) is disclosed  separately in Schedule 4. The remainder of Other Employee Future
     Benefits  expense is  included  in the  relevant  ministries'  expenses  in
     Schedule                                                                 4.
---------------------------------------------------------------------------------------------------------------

Pensions

The  Province  sponsors  several  pension  plans.  It is the sole sponsor of the
Public  Service  Pension  Plan (PSPP) and joint  sponsor of the  Ontario  Public
Service  Employees Union (OPSEU) Pension Plan and the Ontario  Teachers' Pension
Plan (OTPP).

These three plans are  contributory  defined  benefit plans that provide Ontario
government   employees  and  elementary  and  secondary   school   teachers  and
administrators with a guaranteed amount of retirement income. Benefits are based primarily on the best  five-year  average  salary of members and their length of service,  and are  indexed  to changes in the  Consumer  Price  Index to provide protection against inflation. Plan members normally contribute seven to nine per cent of their salaries to these plans. The Province matches these contributions.

Funding  of  these  plans is based on  statutory  actuarial  funding  valuations undertaken at least every three years. The Province  contributed  $1,073 million to OTPP in 2008-09 (2007-08, $809 million), $227 million (including a $4 million special payment) to PSPP (2007-08,  $213 million including a $59 million special payment) and $157 million to OPSEU Pension Plan (2007-08, $153 million).  During calendar year 2008,  OTPP paid benefits,  including  transfers to other plans of
$4.2 billion (2007,  $4.0 billion),  PSPP paid $881 million (2007, $856 million)
and OPSEU Pension Plan paid $590 million (2007, $542 million).  Under agreements between  the  Province  and OPSEU,  and  between  the  Province  and the Ontario
Teachers'  Federation (OTF),  gains and losses arising from statutory  actuarial funding valuations are shared by the co-sponsors.

The  government's  best estimate of the long-term  annual inflation rate used in the pension and other employee future benefits  calculations  disclosed in these financial  statements  is 2.5 per cent;  the salary  escalation  rate is 3.5 per cent;  and the discount  rate and expected rate of return on pension plan assets are 6.75 per cent for  OTPP,  6.5 per cent for PSPP and 6.75 per cent for  OPSEU
Pension Plan.  Actuarial  gains or losses are amortized over periods of 10 to 14 years.

The Province is also responsible for sponsoring the Ontario Teachers' Retirement
Compensation  Arrangement  and the Public Service  Supplementary  Benefits Plan.
Expenses and liabilities of these plans are included in the Pensions Expense and
Pensions Liability reported in the above tables.

Other Employee Future Benefits

Other   Employee   Future   Benefits  are   non-pension   retirement   benefits,
post-employment benefits and compensated absences. The discount rate used in the
Other Employee  Future Benefits  (except  retirement  benefits)  calculation for
2008-09 is 4.95 per cent (2007-08, 4.95 per cent).

Retirement Benefits

The Province  provides dental,  basic life insurance,  supplementary  health and hospital benefits to retired employees through a self-insured,  unfunded defined benefit  plan.  The Province  paid $137  million for benefits  under the plan in
2008-09  (2007-08,  $127  million).  The  liability for  non-pension  retirement benefits of $3.5 billion as at March 31, 2009 (2008,  $3.0  billion) is included in the Other Employee Future Benefits Liability. The expense for 2008-09 of $650 million  (2007-08,  $400  million)  is  included  in the Other  Employee  Future
Benefits Expense.

The discount rate used in the other retirement benefits  calculation for 2008-09 is 5.10 per cent (2007-08, 5.10 per cent).

Post-Employment Benefits

For employees who have  completed five years of service,  the Province  provides termination  pay equal to one  week's  salary  for each year of  service up to a maximum of 50 per cent of their annual salary.  Employees who have completed one year of service but less than five years are also entitled to termination pay in the event of death,  retirement or release from employment.  The termination pay benefits are unfunded and are  administered  by the Province.  The Province paid
$84 million in termination pay in 2008-09 (2007-08,  $46 million). The liability for termination pay of $858 million as at March 31, 2009 (2008, $859 million) is included  in the Other  Employee  Future  Benefits  Liability.  The  expense for
2008-09 of $83 million (2007-08,  $71 million) is included in the Other Employee
Future Benefits Expense, on Schedule 4.

The Province also  provides,  on a  self-insured  basis,  workers'  compensation benefits,  long-term  disability  benefits and regular benefits to employees who are on long-term  disability.  The liability for workers'  compensation  of $405 million as at March 31, 2009 (2008,  $408 million) net of deposits of $1 million
(2008, $1 million) is included in the Other Employee Future Benefits  Liability.
The expense for 2008-09 of $43 million (2007-08,  $35 million),  including a $46 million payment made in 2008-09 (2007-08, $43 million), is included in the Other
Employee Future Benefits Expense.

The unfunded liability for long-term  disability  benefits of $224 million as at
March 31, 2009 (2008,  $250  million) is net of deposits of $425 million  (2008,
$404 million),  and is included in the Other Employee Future Benefits Liability.
The 2008-09  expense of $57 million  (2007-08,  $99  million) is included in the
Other Employee  Future  Benefits  Expense.  A payment of $82 million payment for long-term disability benefits was made in 2008-09 (2007-08, $72 million).

6. Other Liabilities

Other Liabilities
-------------------------------------------------------------------------------------------------------------
As at March 31                                                          2009                            2008
-------------------------------------------------------------------------------------------------------------

Deferred Revenue:
    Federal Transfers                                                 $1,150                          $1,337
    Vehicle and Driver Licences                                          637                             625
    Other                                                                934                             843
-------------------------------------------------------------------------------------------------------------
Total Deferred Revenue                                                 2,721                           2,805
Other Funds and Liabilities                                            1,662                           1,535
-------------------------------------------------------------------------------------------------------------
Total                                                                 $4,383                          $4,340
-------------------------------------------------------------------------------------------------------------

Federal  transfers were received by the Province to provide  multi-year  funding for  provincial  expenditures.  They are  recognized  as revenue in the  periods identified by the federal government in the underlying  agreements.  Details are provided in the following table:

----------------------------------------------------------------------------------------------------------------
Deferred Revenue -- Federal Transfers
----------------------------------------------------------------------------------------------------------------
                                                     Included in           Revenue Deferred to         Deferred
                                                       Revenue                Future Periods            Revenue
                                               -----------------------------------------------------------------
                                    Total        2007-08                                                  As at
                                   Transfer          and                              2010-11 and      March 31,
                                  Received         prior    2008-09      2009-10       thereafter          2009
----------------------------------------------------------------------------------------------------------------
Community Development Trust           $358            -        $119         $119             $120          $239

ecoTrust for Clean Air                 586          195         195          196                -           196
    and Climate Change

Strategic Highway                      168           15           7            7              139           146
    Infrastructure Fund

Police Officers Recruitment            156            -          31           31               94           125
    Fund

Public Transit Capital Trust           195            -          97           98                -            98
    2008

Border Infrastructure Fund             107            5           4            4               94            98

Labour Market Agreement                194            -         117           77                -            77

Patient Wait Times                     205           68          68           69                -            69
    Guarantee Trust

HPV Immunization Trust                 117           39          39           39                -            39

Wait Times Reduction                 1,656        1,421         235            -                -             -

Public Transit Capital                 351          234         117            -                -             -

Affordable Housing Trust               312          234          78            -                -             -

Other Federal Transfers                160           54          43           37               26            63
----------------------------------------------------------------------------------------------------------------
Total                               $4,565       $2,265      $1,150         $677             $473        $1,150
----------------------------------------------------------------------------------------------------------------

The  Province  provides a two-year  vehicle  licence  plate  renewal  option and multi-year driver licence renewals (two years for seniors and five years for all others).  Amounts  received  under these  multi-year  renewals are recognized as revenue over the periods covered by the licences.

Other deferred revenue includes  deferred capital  contributions of $786 million
(2008,  $668 million) from external sources for the acquisition and construction of tangible capital assets owned by the Province.

Other funds and  liabilities  include  pension and benefit  funds related to the
Provincial  Judges'  Pension Fund, the Public Service and the Deputy  Ministers'
Supplementary Benefit Accounts and externally restricted funds.

7. Temporary Investments

----------------------------------------------------------------------------------------------------------------
Temporary Investments
As at March 31                                                                        2009            2008
----------------------------------------------------------------------------------------------------------------
Temporary Investments                                                               $4,142          $3,315
Add: Assets Purchased under Resale Agreements                                        3,079           1,679
Less: Assets Sold under Repurchase Agreements                                       (1,089)           (851)
----------------------------------------------------------------------------------------------------------------
Total                                                                               $6,132          $4,143
----------------------------------------------------------------------------------------------------------------

The fair value of temporary  investments,  including  assets  purchased and sold under resale and repurchase agreements, at March 31, 2009 is $6.2 billion (2008,
$4.3  billion).  Temporary  investments  primarily  consist  of  investments  in government bonds. Fair value is determined using quoted market prices.

A resale  agreement  is an  agreement  between  two parties  where the  Province purchases  and  subsequently  resells  a  security  at a  specified  price  on a specified date. A repurchase agreement is an agreement between two parties where the Province sells and subsequently  repurchases a security at a specified price on a specified date.

8. Other Assets

Other assets include prepaids, long-term investments and deferred charges.

On January  21,  2009,  the  restructuring  of the frozen  Canadian  third-party asset-backed  commercial  paper (ABCP) was completed.  Under the agreement,  the
Province  along  with  the  federal  government,  Alberta  and  Quebec  provided assistance to the ABCP  restructuring  efforts through a Senior Funding Facility
(SFF).  Ontario's  contribution to the SFF was $250 million, and is not expected to be called upon. A small indemnity fee will be received annually.

The Province  received $636.8 million in restructured  long-term notes issued by the  new  Master  Asset  Vehicle  (MAV)  as a  result  of the  restructuring  of third-party  ABCP.  This was comprised of  approximately  $49.6 million of notes backed by traditional  assets,  $33.2 million of notes with exposure to the U.S.
residential  mortgage market,  and $554 million of notes backed by a combination of structured and  traditional  assets,  44 per cent of which are rated A and 43 per  cent of  which  are  also  rated  A but  are  under  review  with  negative implications,  by Dominion Bond Rating Service  (DBRS).  The amount  outstanding will decrease as principal repayments are received over the life of the notes.

Management's  best  estimate  of the net  recoverable  value  of the  Province's investment in MAV notes, as at March 31, 2009, is  approximately  $501.1 million
(2008, $530.1 million).

In addition,  government business enterprises received $58 million in MAV notes.
As at March 31,  2009,  the  estimated  fair  value of the  government  business enterprises' MAV notes was $35 million, resulting from a valuation adjustment of
$5 million  (2007-08,  $18 million).  This write-down is included in Income from
Investments  in  Government  Business  Enterprises  for the year ended March 31,
2009.

9. Tangible Capital Assets

-----------------------------------------------------------------------------------------------------------------------
Tangible Capital Assets
As at March 31                                                2009                2009              2009           2008
-----------------------------------------------------------------------------------------------------------------------
                                                                           Accumulated         Net Boook       Net Book
                                                              Cost        Amortization             Value          Value
-----------------------------------------------------------------------------------------------------------------------
         Land                                               $5,809                   -            $5,809         $5,682
         Buildings                                           5,480               1,674             3,806          3,243
         Transportation Infrastructure                      18,408               7,181            11,227          9,543
         Other                                               2,309               1,480               829            644
-----------------------------------------------------------------------------------------------------------------------
         Total                                             $32,006             $10,335           $21,671        $19,112
-----------------------------------------------------------------------------------------------------------------------

Land includes land acquired for transportation infrastructure,  parks, buildings and other program use, and land  improvements  that have an indefinite  life and are not being amortized. Land excludes Crown lands acquired by right.

Buildings includes  administrative and service  structures,  and buildings under construction, but leased premises are excluded.

Transportation  Infrastructure includes provincial highways,  railways,  bridges and related structures and facilities, but excludes land and buildings.

Other includes railway equipment,  computer equipment,  vehicles, furniture, and administrative and service equipment owned by government  organizations that are consolidated.  Similar assets owned by provincial ministries will be included in the  Province's  financial  statements in 2009-10.  Works of art and  historical treasures including the Legislative  Building are excluded from tangible capital assets.

All tangible capital assets, except buildings under construction,  land and land improvements  with an indefinite  life, are being  amortized on a  straight-line basis over their  estimated  useful lives.  Amortization  expense for the fiscal year 2008-09 totalled $988 million (2007-08,  $880 million). The useful lives of the Province's tangible capital assets have been estimated as:

                Buildings                                 20 to 40 years

                Transportation Infrastructure             10 to 60 years

                Other                                     3 to 25 years

10. Changes in the Fair Value of Ontario Nuclear Funds

The Ontario  Nuclear Funds  Agreement  (ONFA) Funds were  established by Ontario
Power Generation Inc. (OPG) to ensure that sufficient funds will be available to pay for the costs of nuclear station decommissioning and nuclear used fuel waste management.  Effective January 1, 2007, OPG adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants on the recognition and measurement of financial instruments. As a result, the ONFA Funds are carried at fair value in OPG's financial statements.

Effective  April 1,  2007,  the fair  value of ONFA  Funds is  reflected  in the
Province's  consolidated  financial  statements.  Unrealized gains and losses of
ONFA Funds are included in  Investment in Government  Business  Enterprises  and
recorded as an Increase (Decrease) in Fair Value of Ontario Nuclear Funds in the
Consolidated  Statement of Change in Net Debt and the Consolidated  Statement of
Change in  Accumulated  Deficit.  Realized  gains and  losses of ONFA  Funds are
included  in  Income  from  Investment  in  Government   Business   Enterprises.
Inter-organizational balances related to ONFA Funds are eliminated.

ONFA Funds incurred  unrealized  losses in 2008-09 of $1,212  million  (2007-08,
$935 million) which resulted in a decrease in Investment in Government  Business
Enterprises, and a corresponding increase in Net Debt and Accumulated Deficit.

11. Contingent Liabilities

Obligations Guaranteed by the Province

The authorized  limit for loans  guaranteed by the Province as at March 31, 2009 was $912 million (2008,  $1,010 million).  The outstanding  loans guaranteed and other  contingencies  amounted to $721 million as at March 31, 2009 (2008,  $963 million). A provision of $36 million (2008, $49 million) based on an estimate of the likely loss arising from guarantees  under the Student Support  Programs has been reflected in these financial statements.

Ontario  Nuclear Funds  Agreement  (ONFA)

Under ONFA, the Province is liable to make payments should the cost estimate for nuclear used fuel waste management rise above specified thresholds,  for a fixed volume of used fuel.  The likelihood and amount by which the cost estimate could rise above these thresholds cannot be determined at this time. The cost estimate will be updated  periodically,  to reflect new developments in the management of nuclear used fuel waste.

As well, under ONFA, the Province  guarantees a return of 3.25 per cent over the
Ontario Consumer Price Index for the nuclear used fuel waste management fund. If the earnings on assets in that fund exceed the guaranteed  rate, the Province is entitled to the excess.

Two  agreements are in place to satisfy the Canadian  Nuclear Safety  Commission
(CNSC)  licensing  requirements  for  financial  guarantees  in respect of OPG's nuclear station  decommissioning and nuclear waste management  obligations.  One agreement gives the CNSC access to the segregated funds  established under ONFA.
The other agreement provides a direct provincial guarantee to the CNSC on behalf of OPG.  This  guarantee,  for up to $760  million,  effective  January 1, 2008, relates to the portion of the decommissioning  and waste management  obligations not  funded  by the  value of the  segregated  funds at the time the  Provincial guarantee level was reset. In return,  the Province  receives from OPG an annual fee equal to 0.5 per cent of the value of the direct provincial guarantee.

Social Housing — Loan Insurance Agreements

For all non-profit housing projects in the provincial portfolio, the Province is liable to indemnify and reimburse  the Canada  Mortgage and Housing  Corporation
(CMHC) for any net costs, including any environmental liabilities, incurred as a result of project defaults through the Ministry of Municipal Affairs and Housing or the Ontario Housing Corporation.

At March 31, 2009,  there were $7.7  billion  (2008,  $8.0  billion) of mortgage
loans  outstanding.   As  operating  subsidies  provided  by  the  Province  are sufficient to ensure that all mortgage payments can be made when due, default is unlikely.  To date,  there have been no claims for defaults on insured  mortgage loans.

Claims Against the Crown

There are claims  outstanding  against the Crown of which 66 (2008,  72) are for amounts  over $50  million.  These  claims  arise from legal  action,  either in progress  or  threatened,  in  respect  of  aboriginal  land  claims,  breach of contract,  damages to persons  and  property,  and like  items.  The cost to the
Province,  if any, cannot be determined  because the outcome of these actions is uncertain.

Canadian Blood Services

The  provincial  and  territorial  governments  of Canada  have  entered  into a
Canadian Blood Services Excess Insurance Captive Support Agreement (the "Captive
Support  Agreement")  with  Canadian  Blood  Services  (CBS) and Canadian  Blood
Services Captive  Insurance Company Limited (CBSI), a wholly owned subsidiary of
CBS. Under the Captive Support Agreement,  each government  indemnifies CBSI for its  pro-rata  share of any payments  that CBSI becomes  obliged to make under a comprehensive blood risks insurance policy it provides to CBS. The policy has an overall  limit of $750  million,  which may  cover  settlements,  judgments  and defence  costs.  The policy is in excess of, and  secondary  to, a $250  million comprehensive  insurance policy underwritten by CBS Insurance Company Limited, a subsidiary  of CBS.  Given  current  populations,  Ontario's  maximum  potential liability under the Captive Support Agreement is approximately $376 million. The
Province is not aware of any  proceedings  that could lead to a claim against it under the Captive Support Agreement.

12. Contractual Obligations

----------------------------------------------------------------------------------------------------------------
Contractual                                         Minimum Payments to be made in:
Obligations                                                                                            2015 and
as at March 31                     2009       2008      2010      2011      2012      2013     2014  thereafter
----------------------------------------------------------------------------------------------------------------

Ontario Power Generation        $10,935    $11,464    $2,266    $2,726    $1,114    $1,050     $489      $3,290

Transfer Payments                 8,861      9,040     2,267     1,811     1,646       746      486       1,905

Leases                            3,070      1,328       335       309       270       221      168       1,767

Construction Contracts            5,291      2,837     1,915       797       464       220      169       1,726

Other                             2,639      3,625       790       759       368       256      134         332

----------------------------------------------------------------------------------------------------------------
Total Contractual               $30,796    $28,294    $7,573    $6,402    $3,862    $2,493   $1,446      $9,020
   Obligations
----------------------------------------------------------------------------------------------------------------

Ontario  Power  Generation  Inc.'s   contractual   obligations   include  future
contributions  under  the  Ontario  Nuclear  Funds  Agreement  of $2.1  billion, long-term debt repayment  obligations of $3.7 billion and fuel supply agreements of $2.3 billion.

13. Trust Funds Under Administration

Summary financial information from the most recent financial statements of trust funds under administration is provided below.

---------------------------------------------------------------------------------------------------------------
Workplace Safety and Insurance Board
As at December 31                                                                          2008           2007
---------------------------------------------------------------------------------------------------------------
Assets                                                                                  $13,207        $15,972
Liabilities                                                                              24,676         24,066
---------------------------------------------------------------------------------------------------------------
Unfunded Liability                                                                      (11,469)        (8,094)
---------------------------------------------------------------------------------------------------------------
Revenues                                                                                  1,398          3,370
Expenditures                                                                              4,773          5,467
---------------------------------------------------------------------------------------------------------------
(Deficit)                                                                                (3,375)        (2,097)
Unfunded Liability, Beginning of Year                                                    (8,094)        (5,997)
--------------------------------------------------------------------------------------------------------------
Unfunded Liability, End of Year                                                        ($11,469)       ($8,094)
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Other Trust Funds
As at March 31, 2009
---------------------------------------------------------------------------------------------------------------
                                                                                                  Fund Balance
                                                        Assets        Liabilities          (Unfunded Liability)
---------------------------------------------------------------------------------------------------------------
The Public Guardian and                                 $1,375             $1,294                          $81
    Trustee for Province of Ontario
---------------------------------------------------------------------------------------------------------------
Motor Vehicle Accident Claims Fund                         $56               $247                        ($191)
---------------------------------------------------------------------------------------------------------------
Pension Benefits Guarantee Fund                           $195               $242                         ($47)
---------------------------------------------------------------------------------------------------------------
As at December 31, 2008                                 Assets        Liabilities                 Fund Balance
---------------------------------------------------------------------------------------------------------------
Deposit Insurance Corporation of Ontario                  $135                $39                          $96
---------------------------------------------------------------------------------------------------------------

Unfunded  liabilities  of trusts  under  administration  are not included in the
Province's consolidated financial statements as it is intended that they will be discharged by external  parties.  The most recent financial  statements of these trusts are reproduced in Volume 2 of the Public Accounts of Ontario.

14. Subsequent Event

Subsequent to year-end,  the Province joined with the Canadian and U.S.  federal governments to support the restructuring of North America's automotive industry.
Under these  arrangements,  Ontario will provide a total of  approximately  $4.8 billion to support General Motors and Chrysler. These loans and investments will be accounted for in accordance with generally accepted accounting principles for governments in Canada.

15. Comparative Figures

The  comparative  figures have been  reclassified as necessary to conform to the
2009 presentation.

================================================================================================================
SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
================================================================================================================

Province of Ontario
Schedule 1: Revenues by Source
---------------------------------------------------------------------------------------------------------------------
                                                                               2008-09         2008-09       2007-08
($ Millions)                                                                   Budget1          Actual        Actual
---------------------------------------------------------------------------------------------------------------------
Taxation
Personal Income Tax                                                             25,171          24,727        24,538
Retail Sales Tax                                                                17,206          17,267        16,976
Corporations Tax                                                                12,339           6,748        12,990
Employer Health Tax                                                              4,821           4,617         4,605
Ontario Health Premium                                                           2,809           2,776         2,713
Gasoline Tax                                                                     2,380           2,323         2,360
Tobacco Tax                                                                      1,092           1,044         1,127
Land Transfer Tax                                                                1,343           1,013         1,363
Electricity Payments-In-Lieu of Taxes                                              600             830           546
Fuel Tax                                                                           742             698           733
Other Taxes                                                                        472             352           481
---------------------------------------------------------------------------------------------------------------------
                                                                                68,975          62,395        68,432
---------------------------------------------------------------------------------------------------------------------
Transfers from Government of Canada
Canada Health Transfer                                                           8,826           8,942         8,487
Canada Social Transfer                                                           4,089           4,079         3,778
Labour Market Development Agreement                                                597             604           587
Social Housing                                                                     514             520           525
Wait Times Reduction Fund                                                          235             235           468
ecoTrust for Clean Air and Climate Change                                          195             195           195
Indian Welfare Services Agreement                                                  185             189           186
Infrastructure Programs                                                            234             151           207
Corporations Tax Administration Redesign                                             -             150           250
Community Development Trust                                                        119             119             -
Labour Market Agreement                                                            195             117             -
Public Transit Capital Trust                                                       117             117           117
Public Transit Capital Trust 2008                                                   98              97             -
Federal Capital Tax Incentive                                                       72              87            83
Bilingualism Development                                                            83              85            97
Affordable Housing Trust                                                            78              78           117
Labour Market Agreement for Persons with Disabilities                               76              76            77
Patient Wait Times Guarantee                                                        68              68            68
Youth Criminal Justice                                                              66              66            64
Legal Aid Criminal                                                                  50              50            51
Transition Trust                                                                     -               -           574
Post-Secondary Education Infrastructure Trust                                        -               -           195
Child Care Spaces                                                                    -               -            97
Other                                                                              560             566           374
---------------------------------------------------------------------------------------------------------------------
                                                                                16,457          16,591        16,597
---------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 1: Revenues by Source (cont'd)
---------------------------------------------------------------------------------------------------------------------
                                                                                 2008-09        2008-09      2007-08
($ Millions)                                                                     Budget1         Actual       Actual
---------------------------------------------------------------------------------------------------------------------
Income from Investment in Government Business                                      4,122          4,042        4,437
Enterprises (Schedule 9)
---------------------------------------------------------------------------------------------------------------------
Other
Vehicle and Driver Registration Fees                                               1,044          1,034        1,051
Electricity Debt Retirement Charge                                                 1,004            970          982
Power Sales                                                                          856            953          929
Sales and Rentals                                                                    701            733          553
Local Services Realignment                                                           734            721          827
Other Fees and Licences                                                              615            674          668
Liquor Licence Board of Ontario Revenues                                             454            468          475
Net Reduction of Power Purchase Contracts                                            373            373          398
Royalties                                                                            242            205          193
Independent Electricity System Operator Revenue                                      129            133          135
Miscellaneous                                                                      1,214          1,180        1,445
---------------------------------------------------------------------------------------------------------------------
                                                                                   7,366          7,444        7,656
---------------------------------------------------------------------------------------------------------------------
Total Revenues                                                                    96,920         90,472       97,122
---------------------------------------------------------------------------------------------------------------------
(1) Amounts reported as "Plan" in 2008 Budget.
---------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 2: Revenues by Sector
---------------------------------------------------------------------------------------------------------------------
                                                                                                         Environment,
                                                                                                        Resources and
                                                                                  Children's and          Economic
                                                Health(1)         Education(2)   Social Services(3)     Development(4)
---------------------------------------------------------------------------------------------------------------------
For the year ended March 31                     2009                2009               2009                2009
($ Millions)
---------------------------------------------------------------------------------------------------------------------
Revenues
Taxation (Schedule 1)                         -         -         -        -         -         -         2         2

Transfers from Government of Canada
(Schedule 1)                                 82        87        64       78       293       288       964       837

Income from Investment in Government
Business Enterprises (Schedule 9)             -         -         -        -         -         -       711     1,206

Other (Schedule 1)
                                            107       211        29        9       694       800     2,231     2,238
---------------------------------------------------------------------------------------------------------------------
Total                                       189       298        93       87       987     1,088     3,908     4,283
---------------------------------------------------------------------------------------------------------------------
(1)  Includes the activities of the Ministries of Health and Long-Term Care, and
     Health Promotion.
(2)  Includes the activities of the Ministry of Education.
(3)  Includes the activities of the  Ministries of Children and Youth  Services,
     and Community and Social Services.
(4)  Includes  the   activities  of  the   Ministries  of  Aboriginal   Affairs,
     Agriculture, Food and Rural Affairs, Citizenship and Immigration,  Culture,
     Economic   Development,   Energy  and  Infrastructure   (Energy  programs),
     Environment,  International Trade and Investment, Labour, Municipal Affairs
     and Housing,  Natural Resources,  Northern Development and Mines,  Research
     and  Innovation,   Small  Business  and  Consumer  Services,  Tourism,  and
     Transportation.
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
           Post-Secondary
           Education and                             General Government
            Training(5)            Justice(6)             and Other(7)       Interest on Debt(8)          Total
---------------------------------------------------------------------------------------------------------------------
        2009       2008        2009       2008        2009       2008        2009        2008       2009        2008
---------------------------------------------------------------------------------------------------------------------
           -          -           -
                                             -      62,393     68,430           -           -     62,395      68,432

         808        673          94        102      14,286     14,532           -           -     16,591      16,597

           -          -           -          -       3,331      3,231           -           -      4,042       4,437
          37         72         641
                                           593       3,705      3,733           -           -      7,444       7,656
---------------------------------------------------------------------------------------------------------------------
         845        745         735        695      83,715     89,926           -           -     90,472      97,122
---------------------------------------------------------------------------------------------------------------------
(5)  Includes  the  activities  of  the  Ministry  of  Training,   Colleges  and
     Universities.
(6)  Includes  the  activities  of  the  Ministries  of  Attorney  General,  and
     Community Safety and Correctional Services.
(7)  Includes the  activities of the Ministries of Government  Services,  Energy
     and Infrastructure  (Infrastructure programs),  Finance, Revenue, the Board of  Internal  Economy,  Executive  Offices  and the  Office of  Francophone
     Affairs.
(8)  Includes the activities related to the management of debt of the Province.

---------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 3: Expenses by Sector(1)
---------------------------------------------------------------------------------------------------------------------
                                                                                                      Environment,
                                                                                                     Resources and
                                                                               Children's and          Economic
Sectors                                      Health(2)        Education(3)     Social Services(4)    Development(5)
---------------------------------------------------------------------------------------------------------------------
For the year ended March 31
($ Millions)                             2009      2008      2009     2008      2009      2008      2009      2008
---------------------------------------------------------------------------------------------------------------------
Expenses

Transfer Payments                      39,111    36,482    12,698   11,834    11,281    10,565     2,806     6,254

Interest on Debt                            -         -        53       53         -         -         -         -

Salaries and Wages                        523       469       174      156       450       455     1,415     1,248

Services                                  714       704       110      113       156       120     1,239     1,194

Pensions and Employee Future Benefits       8         8        50      342         8         7        11         9
(Note 5)

Power Purchases                             -         -         -        -         -         -         -         -

Supplies and Equipment                     375       360        13       12        26        26       329       221

Amortization of Tangible Capital Assets     38        31         9        5         -         -       838       749
(Note 9)

Employee Benefits                           86        76        27       24        80        78       217       203

Transportation and Communication           105       101        21       18        25        57        84        85

Increase in Net Assets of Broader Public
Sector Organizations                      (521)     (330)      (15)     (11)        -         -         -         -

Other                                      150        67        25       27       139        61       302       405
---------------------------------------------------------------------------------------------------------------------
                                        40,589    37,968    13,165   12,573    12,165    11,369     7,241    10,368

Adjustments(10)                            158       150        50       45      (111)     (104)      (76)      (70)
---------------------------------------------------------------------------------------------------------------------
Total                                   40,747    38,118    13,215   12,618    12,054    11,265     7,165    10,298
---------------------------------------------------------------------------------------------------------------------
(1)  The information in the sectors columns represents  activities of ministries and  consolidated  agencies  before  adjustments to eliminate  transactions between sectors.
(2)  Includes the activities of the Ministries of Health and Long-Term Care, and
     Health Promotion.
(3)  Includes the activities of the Ministry of Education.
(4)  Includes the activities of the  Ministries of Children and Youth  Services,
     and Community and Social Services.
(5)  Includes  the   activities  of  the   Ministries  of  Aboriginal   Affairs,
     Agriculture, Food and Rural Affairs, Citizenship and Immigration,  Culture,
     Economic   Development,   Energy  and  Infrastructure   (Energy  programs),
     Environment,  International Trade and Investment, Labour, Municipal Affairs
     and Housing,  Natural Resources,  Northern Development and Mines,  Research
     and   Innovation,   Small   Business   and  Consumer   Services,   Tourism,
     Transportation, and Investing in Ontario Act (IOA) expense.
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
         Post-Secondary             General
          Education and          Government and
           Training(6)              Justice(7)              Other(8)          Interest on Debt(9)           Total
---------------------------------------------------------------------------------------------------------------------
         2009       2008        2009       2008        2009        2008       2009        2008        2009       2008
---------------------------------------------------------------------------------------------------------------------
        6,108      6,634         307        381       1,288       1,725          -           -      73,599     73,875

            -          -           -          -           -           -      8,513       8,861       8,566      8,914

           87         80       1,888      1,787         978         935          -           -       5,515      5,130

           57         44         831        784         153         132          -           -       3,260      3,091

            -          -          17         17       1,120         721          -           -       1,214      1,104

            -          -           -          -         953         929          -           -         953        929

            5          2         199        206          81          97          -           -       1,028        924

            -          -           4          3          99          92          -           -         988        880

           12         11         239        215          64         132          -           -         725        739

            6          6          78         82          82         136          -           -         401        485

         (191)      (269)          -          -           -           -          -           -        (727)      (610)

           30         25         254        181         459         295          -           -       1,359      1,061
---------------------------------------------------------------------------------------------------------------------
        6,114      6,533       3,817      3,656       5,277       5,194      8,513       8,861      96,881     96,522

          (38)       (47)        (13)       (13)        (23)        (14)        53          53           -          -
---------------------------------------------------------------------------------------------------------------------
        6,076      6,486       3,804      3,643       5,254       5,180      8,566       8,914      96,881     96,522
---------------------------------------------------------------------------------------------------------------------
(6)  Includes  the  activities  of  the  Ministry  of  Training,   Colleges  and
     Universities.
(7)  Includes  the  activities  of  the  Ministries  of  Attorney  General,  and
     Community Safety and Correctional Services.
(8)  Includes the  activities of the Ministries of Government  Services,  Energy
     and  Infrastructure  (Infrastructure  programs),  Finance  (except  for IOA expense), Revenue, the Board of Internal Economy, Executive Offices and the
     Office of Francophone Affairs.
(9)  Includes the activities related to the management of debt of the Province.
(10) Includes adjustments to eliminate transactions between
     sectors.

---------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 4: Expenses by Ministry
---------------------------------------------------------------------------------------------------------------------
                                                                                 2008-09       2008-09       2007-08
($ Millions)                                                                      Budget(1)     Actual        Actual
---------------------------------------------------------------------------------------------------------------------
Aboriginal Affairs                                                                    56            55           234
Agriculture, Food and Rural Affairs                                                1,112           890         1,081
Attorney General                                                                   1,592         1,662         1,643
Board of Internal Economy                                                            174           188           257
Children and Youth Services                                                        4,074         4,056         3,721
Citizenship and Immigration                                                           89            89            90
Community and Social Services                                                      7,724         7,998         7,544
Community Safety and Correctional Services                                         2,107         2,142         2,000
Culture                                                                              380           381           407
Economic Development                                                                 372           155           394
Education                                                                            472           443           446
    School Boards (Schedule 10)                                                   12,670        12,722        11,830
    Teachers' Pension (Note 5)                                                        54            50           342
Energy and Infrastructure                                                            457           263           851
Environment                                                                          398           433           349
Executive Offices                                                                     35            35            36
Finance                                                                            1,463         1,655         1,362
    Contingency Fund                                                                 420             -             -
    Interest on Debt                                                               8,891         8,566         8,914
    Power Purchases                                                                  856           953           929
    Investing in Ontario Act                                                           -             -         1,149
Government Services                                                                1,101           953           941
    Public Service/OPSEU Pension and Other                                           715           971           531
    Employee Future Benefits (Note 5)
Health and Long-Term Care                                                         21,607        21,780        20,373
    Hospitals (Schedule 10)                                                       18,436        18,585        17,381
Health Promotion                                                                     394           382           364
International Trade and Investment                                                    73            63            55
Labour                                                                               170           177           170
Municipal Affairs and Housing                                                        796           756           844
Natural Resources                                                                    781           780           794
Northern Development and Mines                                                       358           491           346
Office of Francophone Affairs                                                          5             5             5
Research and Innovation                                                              383           295           388
Revenue                                                                              638           557           554
Small Business and Consumer Services                                                  42            45            45
Tourism                                                                              176           185           234
Training, Colleges and Universities                                                4,826         4,581         5,083
    Colleges (Schedule 10)                                                         1,414         1,495         1,403
Transportation                                                                     1,959         2,044         3,432
Year-End Savings2                                                                 (1,100)            -             -
---------------------------------------------------------------------------------------------------------------------
Total Expenses                                                                    96,170        96,881        96,522
---------------------------------------------------------------------------------------------------------------------
(1)  Amounts  reported as "Plan" in 2008  Budget,  except for changes to reflect ministry  reorganization.
(2)  For  Budget  purposes,   these  items  were  not  allocated  to  individual
     ministries.
---------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 5: Accounts Payable and Accrued Liabilities
--------------------------------------------------------------------------------------------------------------------
As at March 31
($ Millions)                                                                                       2009        2008
--------------------------------------------------------------------------------------------------------------------
Transfer Payments                                                                                 4,153       7,483
Interest on Debt                                                                                  3,331       3,715
Liability for CRA(1) Overpayment                                                                    690         798
Salaries, Wages and Benefits                                                                        665         655
Other                                                                                             3,869       2,708
--------------------------------------------------------------------------------------------------------------------
Total Accounts Payable and Accrued Liabilities                                                   12,708      15,359
--------------------------------------------------------------------------------------------------------------------
(1) CRA - Canada Revenue Agency.
--------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 6: Accounts Receivable
--------------------------------------------------------------------------------------------------------------------
As at March 31
($ Millions)                                                                                       2009        2008
--------------------------------------------------------------------------------------------------------------------
Taxes                                                                                             3,324       6,373
Transfer Payments(1)                                                                              1,092       1,089
Other Accounts Receivable                                                                         1,104         995
--------------------------------------------------------------------------------------------------------------------
                                                                                                  5,520       8,457
Less: Allowance for Doubtful Accounts(2)                                                         (1,927)     (1,969)
--------------------------------------------------------------------------------------------------------------------
                                                                                                  3,593       6,488
Government of Canada                                                                              1,349       1,870
--------------------------------------------------------------------------------------------------------------------
Total Accounts Receivable                                                                         4,942       8,358
--------------------------------------------------------------------------------------------------------------------
(1)  The transfer payment receivable  consists primarily of recoverables of $900 million (2008, $880 million) for the Ontario  Disability  Support Program -
     Financial Assistance.
(2)  The  allowance for doubtful  accounts  includes a provision of $819 million
     (2008, $806 million) for the Ontario Disability Support Program - Financial
     Assistance.
--------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 7: Loans Receivable
--------------------------------------------------------------------------------------------------------------------
As at March 31
($ Millions)                                                                                       2009        2008
--------------------------------------------------------------------------------------------------------------------
Government Business Enterprises(1)                                                                3,881       4,081
Students(2)                                                                                       2,342       2,260
Municipalities(3)                                                                                 1,964       1,682
School Boards and Colleges(4)                                                                     2,419       1,511
Pension Benefit Guarantee Fund(5)                                                                   275         286
Industrial and Commercial(6)                                                                        445         327
Universities(7)                                                                                     185         185
Other                                                                                                60          57
--------------------------------------------------------------------------------------------------------------------
                                                                                                 11,571      10,389
Unamortized Concession Discounts(8)                                                                (398)       (403)
Allowance for Doubtful Accounts(9)                                                               (1,351)     (1,161)
--------------------------------------------------------------------------------------------------------------------
Total Loans Receivable                                                                            9,822       8,825
--------------------------------------------------------------------------------------------------------------------
(1)  Loans to government business enterprises bear interest at rates of 3.22% to
     6.65% (2008, 1.99% to 6.65%).
(2)  Loans to students bear interest at rates of 4.00% to 6.25% (2008,  4.25% to
     6.25%).
(3)  Loans to municipalities bear interest at rates up to 8.00% (2008, 8.00%).
(4)  Loans to school  boards and colleges  bear interest at rates of up to 5.35%
     (2008, 11.04%).
(5)  The loan to the Pension Benefit Guarantee Fund is interest-free.
(6)  Loans to industrial and commercial enterprises bear interest at rates up to
     7.95%, which are fully provided for in the allowance for doubtful accounts.
(7)  Loans to universities  are mortgages  bearing interest at rates of 5.85% to
     10.81% (2008, 5.85% to 10.81%).
(8)  Unamortized  concession discounts are related to loans to municipalities of
     $132 million (2008, $130 million),  loans to Pension Benefit Guarantee Fund of  $135  million  (2008,  $140  million),  and  loans  to  industrial  and commercial enterprises of $131 million (2008, $129 million).
(9)  Allowance  for  doubtful  accounts  is related to loans to students of $956 million  (2008,  $980  million),  loans to  municipalities  of $158 million
     (2008,  $168 million),  loans to industrial and commercial  enterprises and other of $97 million (2008, $23 million), and the Pension Benefit Guarantee
     Fund of $140 million (2008, $0).
--------------------------------------------------------------------------------------------------------------------

Repayment Terms                                                                                   Principal Repayment
                                                                                                         ($ Millions)
----------------------------------------------------------------------------------------------------------------------
Years to Maturity                                                                                 2009           2008
----------------------------------------------------------------------------------------------------------------------
1 year                                                                                           1,880          1,577
2 years                                                                                            962            892
3 years                                                                                            569            770
4 years                                                                                            616            362
5 years                                                                                            196            588
----------------------------------------------------------------------------------------------------------------------
1-5 years                                                                                        4,223          4,189
6-10 years                                                                                       2,617          2,151
11-15 years                                                                                        647            573
16-20 years                                                                                      1,395            553
21-25 years                                                                                        894            492
Over 25 years                                                                                      145            175
----------------------------------------------------------------------------------------------------------------------
Subtotal                                                                                         9,921          8,133
No fixed maturity                                                                                1,650          2,256
----------------------------------------------------------------------------------------------------------------------
Total                                                                                           11,571         10,389
----------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 8: Government Organizations
---------------------------------------------------------------------------------------------------------------------
Government Business Enterprises(1)                            Responsible Ministry
---------------------------------------------------------------------------------------------------------------------
Algonquin Forestry Authority                                  Natural Resources
Hydro One Inc.                                                Energy and Infrastructure
Liquor Control Board of Ontario                               Finance
Niagara Parks Commission                                      Tourism
Ontario Clean Water Agency                                    Environment
Ontario Lottery and Gaming Corporation                        Energy and Infrastructure
Ontario Power Generation Inc.                                 Energy and Infrastructure
---------------------------------------------------------------------------------------------------------------------
Other Government Organizations(1)                             Responsible Ministry
---------------------------------------------------------------------------------------------------------------------
Agricorp                                                      Agriculture, Food and Rural Affairs
Agricultural Research Institute of Ontario                    Agriculture, Food and Rural Affairs
Cancer Care Ontario                                           Health and Long-Term Care
Education Quality and Accountability Office                   Education
eHealth(2)                                                    Health and Long-Term Care
GO Transit (Greater Toronto Transit Authority)                Transportation
Independent Electricity System Operator                       Energy and Infrastructure
Legal Aid Ontario                                             Attorney General
Local Health Integration Networks                             Health and Long-Term Care
    Central East Local Health Integration Network             Health and Long-Term Care
    Central Local Health Integration Network                  Health and Long-Term Care
    Central West Local Health Integration Network             Health and Long-Term Care
    Champlain Local Health Integration Network                Health and Long-Term Care
    Erie St. Clair Local Health Integration Network           Health and Long-Term Care
    Hamilton Niagara Haldimand Brant Local Health             Health and Long-Term Care
      Integration Network
    Mississauga Halton Local Health Integration Network       Health and Long-Term Care
    North East Local Health Integration Network               Health and Long-Term Care
    North Simcoe Muskoka Local Health Integration Network     Health and Long-Term Care
    North West Local Health Integration Network               Health and Long-Term Care
    South East Local Health Integration Network               Health and Long-Term Care
    South West Local Health Integration Network               Health and Long-Term Care
    Toronto Central Local Health Integration Network          Health and Long-Term Care
    Waterloo Wellington Local Health Integration Network      Health and Long-Term Care
Metropolitan Toronto Convention Centre                        Tourism
Northern Ontario Heritage Fund Corporation                    Northern Development and Mines
Ontario Agency for Health Protection and Promotion(3)         Health and Long-Term Care
Ontario Capital Growth Corporation(3)                         Research and Innovation
Ontario Educational Communications Authority                  Education
Ontario Electricity Financial Corporation                     Finance
Ontario Energy Board                                          Energy and Infrastructure
Ontario Financing Authority                                   Finance
Ontario French-Language Educational Communications Authority  Education
Ontario Immigrant Investor Corporation                        International Trade and Investment
Ontario Infrastructure Projects Corporation                   Energy and Infrastructure
    (Infrastructure Ontario)
Ontario Mortgage and Housing Corporation                      Municipal Affairs and Housing
Ontario Northland Transportation Commission(4)                Northern Development and Mines
---------------------------------------------------------------------------------------------------------------------
(1) The most recent audited financial statements of these organizations are included in Volume 2, Public Accounts of Ontario.
(2) Formerly known as Smart Systems for Health Agency.
(3) The organization met the criteria for consolidation in fiscal year 2008-09.
(4) Ontario Northland Transportation Commission no longer meets the criteria for classification as a government business enterprise.
---------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 8: Government Organizations
---------------------------------------------------------------------------------------------------------------------
Other Government Organizations (cont'd)                       Responsible Ministry (cont'd)
---------------------------------------------------------------------------------------------------------------------
Ontario Place Corporation                                     Tourism
Ontario Power Authority                                       Energy and Infrastructure
Ontario Racing Commission                                     Energy and Infrastructure
Ontario Realty Corporation                                    Energy and Infrastructure
Ontario Science Centre                                        Culture
Ontario Securities Commission                                 Finance
Ontario Tourism Marketing Partnership Corporation             Tourism
Ontario Trillium Foundation                                   Culture
Ornge                                                         Health and Long-Term Care
Royal Ontario Museum                                          Culture
Toronto Area Transit Operating Authority                      Transportation
Waterfront Toronto                                            Energy and Infrastructure
---------------------------------------------------------------------------------------------------------------------
Broader Public Sector Organizations
  Public Hospitals - Ministry of Health and Long-Term Care
---------------------------------------------------------------------------------------------------------------------

Alexandra Hospital Ingersoll                                  Groves Memorial Community Hospital
Alexandra Marine & General Hospital                           Guelph General Hospital
Almonte General Hospital                                      Haldimand War Memorial Hospital
Anson General Hospital                                        Haliburton Highlands Health Services Corporation
Arnprior and District Memorial Hospital                       Halton Healthcare Services Corporation
Atikokan General Hospital                                     Hamilton Health Sciences Corporation
Baycrest Centre for Geriatric Care                            Hanover & District Hospital
Bingham Memorial Hospital                                     Headwaters Health Care Centre
Blind River District Health Centre                            Hopital General de Hawkesbury and District General
Bloorview MacMillan Centre                                    Hospital Inc.
Bluewater Health                                              Hopital Glengarry Memorial Hospital
Brant Community Healthcare System                             Hopital Montfort
Bridgepoint Hospital                                          Hopital Notre Dame Hospital
Brockville General Hospital                                   Hopital regional de Sudbury Regional Hospital
Bruyere Continuing Care                                       Hornepayne Community Hospital
Cambridge Memorial Hospital                                   Hospital for Sick Children
Campbellford Memorial Hospital                                Hotel-Dieu Grace Hospital
Carleton Place and District Memorial Hospital                 Hotel-Dieu Health Sciences Hospital, Niagara
Casey House Hospice                                           Hotel-Dieu Hospital, Cornwall
Chatham-Kent Health Alliance                                  Humber River Regional Hospital
Children's Hospital of Eastern Ontario                        Huronia District Hospital
Clinton Public Hospital                                       James Bay General Hospital
Collingwood General and Marine Hospital                       Joseph Brant Memorial Hospital
Cornwall Community Hospital                                   Kemptville District Hospital
Credit Valley Hospital                                        Kingston General Hospital
Deep River and District Hospital Corporation                  Kirkland and District Hospital
Dryden Regional Health Centre                                 Lady Dunn Health Centre
Englehart and District Hospital                               Lady Minto Hospital at Cochrane
Espanola General Hospital                                     Lake of the Woods District Hospital
Four Counties Health Services                                 Lakeridge Health Corporation
Geraldton District Hospital                                   Leamington District Memorial Hospital
Grand River Hospital                                          Lennox and Addington County General Hospital
Grey Bruce Health Services                                    Listowel Memorial Hospital
                                                              London Health Sciences Centre

Province of Ontario
Schedule 8: Government Organizations
----------------------------------------------------------------------------------------------------------------------
Public Hospitals - Ministry of Health and Long-Term Care (cont'd)
----------------------------------------------------------------------------------------------------------------------
Manitoulin Health Centre
Manitouwadge General Hospital                                 Southlake Regional Health Centre
Markham Stouffville Hospital                                  St. Francis Memorial Hospital
Mattawa General Hospital                                      St. John's Rehabilitation Hospital
McCausland Hospital                                           St. Joseph's Care Group
Mount Sinai Hospital                                          St. Joseph's Continuing Care (Sudbury)
Muskoka Algonquin Healthcare                                  St. Joseph's General Hospital, Elliot Lake
Niagara Health System                                         St. Joseph's Health Care, London
Nipigon District Memorial Hospital                            St. Joseph's Health Centre (Guelph)
Norfolk General Hospital                                      St. Joseph's Health Centre (Toronto)
North Bay General Hospital                                    St. Joseph's Healthcare Hamilton
North Wellington Health Care Corporation                      St. Mary's General Hospital
North York General Hospital                                   St. Mary's Memorial Hospital
Northumberland Hills Hospital                                 St. Mary's of the Lake Hospital (Kingston PCCC)
Orillia Soldiers' Memorial Hospital                           St. Michael's Hospital
Ottawa Hospital                                               St. Thomas - Elgin General Hospital
Pembroke Regional Hospital Inc.                               Stevenson Memorial Hospital
Penetanguishene General Hospital Inc.                         Stratford General Hospital
Perth and Smiths Falls District Hospital                      Strathroy Middlesex General Hospital
Peterborough Regional Health Centre                           Sunnybrook Health Sciences Centre
Providence Healthcare                                         Temiskaming Hospital
Queensway-Carleton Hospital                                   Thunder Bay Regional Health Sciences Centre
Quinte Healthcare Corporation                                 Tillsonburg District Memorial Hospital
Red Lake Margaret Cochenour Memorial Hospital                 Timmins and District Hospital
Religious Hospitallers of St. Joseph of the Hotel Dieu of     Toronto East General Hospital
Kingston                                                      Toronto Rehabilitation Institute
Renfrew Victoria Hospital                                     Trillium Health Centre
Riverside Health Care Facilities Inc.                         University Health Network
Ross Memorial Hospital                                        University of Ottawa Heart Institute
Rouge Valley Health System                                    West Haldimand General Hospital
Royal Victoria Hospital of Barrie Inc.                        West Lincoln Memorial Hospital
Runnymede Healthcare Centre                                   West Nipissing General Hospital
Salvation Army Toronto Grace Hospital                         West Park Healthcare Centre
Sault Area Hospital                                           West Parry Sound Health Centre
Scarborough Hospital                                          William Osler Health Centre
Seaforth Community Hospital                                   Wilson Memorial General Hospital
Sensenbrenner Hospital                                        Winchester District Memorial Hospital
Services de sante de Chapleau Health Services                 Windsor Regional Hospital
Sioux Lookout Meno-Ya-Win Health Centre                       Wingham and District Hospital
Smooth Rock Falls Hospital                                    Women's College Hospital
South Bruce Grey Health Centre                                Woodstock General Hospital
South Huron Hospital Association                              York Central Hospital

Province of Ontario
Schedule 8: Government Organizations
----------------------------------------------------------------------------------------------------------------------
Specialty Psychiatric Hospitals - Ministry of Health and Long-Term Care
---------------------------------------------------------------------------------------------------------------------
Centre for Addiction and Mental Health
Mental Health Centre Penetanguishene                           Royal Ottawa Health Care Group
Northeast Mental Health Centre                                 Whitby Mental Health Centre
---------------------------------------------------------------------------------------------------------------------
School Boards - Ministry of Education
---------------------------------------------------------------------------------------------------------------------
Airy and Sabine District School Area Board
Algoma District School Board
Algonquin and Lakeshore Catholic District School Board
Asquith-Garvey District School Area Board                      Hamilton-Wentworth Catholic District School Board
Atikokan Roman Catholic Separate School Board                  Hamilton-Wentworth District School Board
Avon Maitland District School Board                            Hastings and Prince Edward District School Board
Bloorview MacMillan School Authority                           Hornepayne Roman Catholic Separate School Board
Bluewater District School Board                                Huron-Perth Catholic District School Board
Brant Haldimand Norfolk Catholic District School Board         Huron-Superior Catholic District School Board
Bruce-Grey Catholic District School Board                      James Bay Lowlands Secondary School Board
Campbell Children's School Authority                           John McGivney Children's Centre
Caramat District School Area Board                             Kawartha Pine Ridge District School Board
Catholic District School Board of Eastern Ontario              Keewatin-Patricia District School Board
Collins District School Area Board                             Kenora Catholic District School Board
Connell and Ponsford District School Area Board                KidsAbility School Authority
Conseil des ecoles publiques de l'Est de l'Ontario             Lakehead District School Board
Conseil scolaire de district catholique Centre-Sud             Lambton Kent District School Board
Conseil scolaire de district catholique de l'Est ontarien      Limestone District School Board
Conseil scolaire de district catholique des Aurores            London District Catholic School Board
boreales                                                       Mine Centre District School Area Board
Conseil scolaire de district catholique des Grandes            Missarenda District School Area Board
Rivieres                                                       Moose Factory Island District School Area Board
Conseil scolaire de district catholique du Centre-Est de       Moosonee District School Area Board
l'Ontario                                                      Moosonee Roman Catholic Separate School Board
Conseil scolaire de district catholique du Nouvel-Ontario      Murchison and Lyell District School Area Board
Conseil scolaire de district catholique Franco-Nord            Nakina District School Area Board
Conseil scolaire de district des ecoles catholiques du         Near North District School Board
Sud-Ouest                                                      Niagara Catholic District School Board
Conseil scolaire de district du Centre Sud-Ouest               Niagara Peninsula Children's Centre School Authority
Conseil scolaire de district du Grand Nord de l'Ontario        Nipissing-Parry Sound Catholic District School Board
Conseil scolaire de district du Nord-Est de l'Ontario          Northeastern Catholic District School Board
District School Board of Niagara                               Northern District School Area Board
District School Board Ontario North East                       Northwest Catholic District School Board
Dubreuilville Roman Catholic Separate School Board             Ottawa Catholic District School Board
Dufferin-Peel Catholic District School Board                   Ottawa Children's Treatment Centre School Authority
Durham Catholic District School Board                          Ottawa-Carleton District School Board
Durham District School Board                                   Parry Sound Roman Catholic Separate School Board
Foleyet District School Area Board                             Peel District School Board
Foleyet Roman Catholic Separate School Board                   Penetanguishene Protestant Separate School Board
Gogama District School Area Board                              Peterborough Victoria Northumberland and
Gogama Roman Catholic Separate School Board                       Clarington Catholic District School Board
Grand Erie District School Board                               Rainbow District School Board
Greater Essex County District School Board                     Rainy River District School Board
Halton Catholic District School Board                          Red Lake Area Combined Roman Catholic Separate
Halton District School Board                                   School Board

Province of Ontario
Schedule 8: Government Organizations
-----------------------------------------------------------------------------------------------------------------------
School Boards - Ministry of Education (cont'd)
-----------------------------------------------------------------------------------------------------------------------
Renfrew County Catholic District School Board                  Toronto District School Board
Renfrew County District School Board                           Trillium Lakelands District School Board
Simcoe County District School Board                            Upper Canada District School Board
Simcoe Muskoka Catholic District School Board                  Upper Grand District School Board
St. Clair Catholic District School Board                       Upsala District School Area Board
Sudbury Catholic District School Board                         Waterloo Catholic District School Board
Superior North Catholic District School Board                  Waterloo Region District School Board
Superior-Greenstone District School Board                      Wellington Catholic District School Board
Thames Valley District School Board                            Windsor-Essex Catholic District School Board
Thunder Bay Catholic District School Board                     York Catholic District School Board
Toronto Catholic District School Board                         York Region District School Board
----------------------------------------------------------------------------------------------------------------------
Colleges - Ministry of Training, Colleges and Universities
----------------------------------------------------------------------------------------------------------------------
Algonquin College of Applied Arts and Technology               Lambton College of Applied Arts and Technology
Cambrian College of Applied Arts and Technology                Le college d'arts appliques et de technologie la Cite
Canadore College of Applied Arts and Technology                collegiale
Centennial College of Applied Arts and Technology              Loyalist College of Applied Arts and Technology
College Boreal d'arts appliques et de technologie              Mohawk College of Applied Arts and Technology
Conestoga College Institute of Technology and Advanced         Niagara College of Applied Arts and Technology
Learning                                                       Northern College of Applied Arts and Technology
Confederation College of Applied Arts and Technology           Sault College of Applied Arts and Technology
Durham College of Applied Arts and Technology                  Seneca College of Applied Arts and Technology
Fanshawe College of Applied Arts and Technology                Sheridan College Institute of Technology and Advanced
George Brown College of Applied Arts and Technology            Learning
Georgian College of Applied Arts and Technology                Sir Sandford Fleming College of Applied Arts and
Humber College Institute of Technology and Advanced            Technology
Learning                                                       St. Clair College of Applied Arts and Technology
                                                               St. Lawrence College of Applied Arts and Technology

Province of Ontario
Schedule 9: Government Business Enterprises
Summary financial information of Government Business Enterprises is provided below.

--------------------------------------------------------------------------------------------------------------------
                                                                                           Liquor
                                                            Algonquin                      Control           Niagara
For the year ended March 31, 2009                            Forestry        Hydro        Board of             Parks
($ Millions)                                                Authority      One Inc.        Ontario        Commission
--------------------------------------------------------------------------------------------------------------------
Assets
Cash and Temporary Investments                                      5          142            162                 -
Accounts Receivable                                                 4          840             22                 -
Inventories                                                         1           22            339                 7
Prepaid Expenses                                                    -            -             17                 -
Long-Term Investments                                               -            -              -                 -
Fixed Assets                                                        -       12,158            260               156
Other Assets                                                        -        1,766              -                 1
--------------------------------------------------------------------------------------------------------------------
Total Assets                                                       10       14,928            800               164
--------------------------------------------------------------------------------------------------------------------
Liabilities
Bank Indebtedness                                                   -           22              -                10
Accounts Payable                                                    2          842            395                 6
Notes Payable                                                       -          150              -                 -
Deferred Revenue                                                    -            -              -                 -
Long-Term Debt                                                      -        6,337             55                31
Other Liabilities                                                   1        2,362              -                 6
--------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                   3        9,713            450                53
--------------------------------------------------------------------------------------------------------------------
Net Assets                                                          7        5,215            350               111
--------------------------------------------------------------------------------------------------------------------
Revenue                                                            21        4,690          4,298                77
--------------------------------------------------------------------------------------------------------------------
Expenses                                                           23        4,160          2,888                81
--------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                  (2)         530          1,410                (4)
--------------------------------------------------------------------------------------------------------------------
Net Assets at Beginning of Year                                     9        5,011            340               115
Decrease in Fair Value of Ontario Nuclear                           -            -              -                 -
    Funds (Note 10)
Remittances (to) Consolidated Revenue Fund                          -         (326)        (1,400)                -
--------------------------------------------------------------------------------------------------------------------
Net Assets                                                          7        5,215            350               111
--------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
             Ontario Clean              Ontario Lottery an             Ontario Power
             Water Agency                Gaming Corporation           Generation Inc.               Total
----------------------------------------------------------------------------------------------------------

                        23                          693                         197                 1,222
                        23                           72                         456                 1,417
                         -                            -                         815                 1,184
                         2                           58                          38                   115
                        37                            -                           -                    37
                         4                        2,482                      12,698                27,758
                       120                           58                      11,006                12,951
----------------------------------------------------------------------------------------------------------
                       209                        3,363                      25,210                44,684
----------------------------------------------------------------------------------------------------------

                         -                            -                           -                    32
                        15                          410                       1,272                 2,942
                         -                            -                           -                   150
                         -                            -                         125                   125
                        10                          170                       3,803                10,406
                         -                          285                      13,720                16,374
----------------------------------------------------------------------------------------------------------
                        25                          865                      18,920                30,029
----------------------------------------------------------------------------------------------------------
                       184                        2,498                       6,290                14,655
----------------------------------------------------------------------------------------------------------
                       141                        6,486                       5,994                21,707
----------------------------------------------------------------------------------------------------------
                       137                        4,565                       5,811                17,665
----------------------------------------------------------------------------------------------------------
                         4                        1,921                         183                 4,042
----------------------------------------------------------------------------------------------------------
                       180                        2,482                       7,319                15,456
                         -                            -                      (1,212)               (1,212)
                         -                       (1,905)                           -               (3,631)
----------------------------------------------------------------------------------------------------------
                       184                        2,498                       6,290                14,655
----------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 9: Government Business Enterprises
--------------------------------------------------------------------------------------------------------------------

Algonquin Forestry Authority

The  Algonquin  Forestry  Authority  is  responsible  for forest  management  in
Algonquin Park.

Hydro One Inc.

The principal business of Hydro One Inc. is the transmission and distribution of electricity to customers  within Ontario.  It is regulated by the Ontario Energy
Board.

Liquor Control Board of Ontario

The  Liquor  Control  Board  of  Ontario   regulates  the  purchase,   sale  and
distribution  of  liquor  for home  consumption  and  liquor  sales to  licensed establishments  through Liquor Control Board stores,  Brewers' Retail stores and winery retail stores throughout Ontario. The Board buys wine and liquor products for resale to the public,  tests all products  sold and  establishes  prices for beer, wine and spirits.

Niagara Parks Commission

The Commission maintains,  preserves and enhances the beauty and surroundings of the Horseshoe Falls and the Niagara River from Fort Erie to Niagara-on-the-Lake.

Ontario Clean Water Agency

The Agency assists  municipalities  in providing  water and sewage  services and encourages Ontario  residents,  municipalities and industries to conserve water.
The Agency also finances,  builds and operates water and sewage systems, as well as providing services to communities, all on a cost-recovery basis.

Ontario Lottery and Gaming Corporation

The Corporation conducts lottery games and operates commercial casinos,  charity casinos, and slot machines at Ontario racetracks.

Ontario Power Generation Inc.

The principal  business of Ontario Power  Generation  Inc. is the generation and sale of electricity in the Ontario  wholesale  market and in the  interconnected markets of Quebec, Manitoba and the northeast and midwest United States.

Province of Ontario
Schedule 10: Broader Public Sector Organizations
Summary financial information of Broader Public Sector Organizations is provided below.
-------------------------------------------------------------------------------------------------------------------
For the year ended March 31, 2009(1)                                           School
($ Millions)                                             Hospitals             Boards         Colleges       Total
-------------------------------------------------------------------------------------------------------------------
Expense
Salaries, Wages and Benefits                                14,959             15,690            1,762      32,411
Bursaries, Student Aid and Other Grants                          -                  -               85          85
Interest Expense                                               112                404               37         553
Amortization Expense                                           892                593              148       1,633
Other                                                        5,796              3,740              879      10,415
-------------------------------------------------------------------------------------------------------------------
Total Expenses                                              21,759             20,427            2,911      45,097
-------------------------------------------------------------------------------------------------------------------
Revenue
-------------------------------------------------------------------------------------------------------------------
School Property Taxes                                            -              6,461                -       6,461
Fees, Donations and Other Primary Revenues                   1,883                175            1,199       3,257
Interest and Investment Income                                  81                 69               21         171
Other                                                        1,210              1,000              196       2,406
-------------------------------------------------------------------------------------------------------------------
Total Revenue                                                3,174              7,705            1,416      12,295
-------------------------------------------------------------------------------------------------------------------
Net Expenses                                                18,585             12,722            1,495      32,802
-------------------------------------------------------------------------------------------------------------------
Transfers from the Province                                 19,106             12,737            1,686      33,529
Increase in Net Assets of Broader
    Public Sector Organizations                                521                 15              191         727
Net Assets - Beginning of Year                               8,390              7,284            2,015      17,689
-------------------------------------------------------------------------------------------------------------------
Net Assets                                                   8,911              7,299            2,206      18,416
-------------------------------------------------------------------------------------------------------------------
Financial Assets                                             5,017              2,624            1,212       8,853
Liabilities                                                 10,124             12,737            1,455      24,316
-------------------------------------------------------------------------------------------------------------------
Net Debt                                                    (5,107)           (10,113)            (243)    (15,463)
Tangible Capital Assets                                     14,018             17,412            2,449      33,879
-------------------------------------------------------------------------------------------------------------------
Net Assets                                                   8,911              7,299            2,206      18,416
-------------------------------------------------------------------------------------------------------------------
(1)  Amounts  reported  include  consolidation  adjustments  made  to  eliminate significant  inter-organizational  gains and  losses,  to  record  tangible capital assets for school boards,  and to conform to the Province's  fiscal year.
-------------------------------------------------------------------------------------------------------------------

================================================================================================================
GLOSSARY
================================================================================================================

Note: The descriptions of the terms in the glossary are provided for the purpose of assisting  readers of the 2008-09 Public  Accounts.  The  descriptions do not affect or alter the meaning of any term under law.  The  glossary  does not form part of the audited consolidated financial statements.

Accumulated Amortization: the total amortization that has been recorded over the life  of an  asset  to  date.  The  asset's  total  cost  less  the  accumulated amortization gives the asset's net book value.

Accumulated   Deficit:   the  difference  between  liabilities  and  assets.  It
represents  the  total  of all  past  annual  deficits  minus  all  past  annual surpluses, including prior period adjustments.

Amortization:  expensing a portion of an asset's cost in an accounting period by allocating  its cost over its  estimated  useful  life.  This is  applicable  to tangible capital assets and items such as expenses relating to a debt issue.

Appropriation:  an authority of the Legislative Assembly to pay money out of the
Consolidated Revenue Fund or to incur a non-cash expense.

Broader Public Sector (BPS): public hospitals,  special  psychiatric  hospitals, school boards and colleges. For financial statements purposes,  universities and other organizations such as municipalities are excluded because they do not meet the criteria of government  organizations  as  recommended  by the Public Sector
Accounting Board of the Canadian Institute of Chartered Accountants.

Canada Health Transfer (CHT): a federal  transfer  provided to each province and territory in support of health care.

Canada Social Transfer (CST): a federal  transfer  provided to each province and territory in support of post-secondary  education,  social assistance and social services, including early childhood development, early learning and child care.

Capital Gain:  the profit arising from the sale or transfer of capital assets or investments.  For  accounting  purposes,  it is the  proceeds  or  market  value received less the net book value of the capital asset or investment.

Capital  Lease:  a lease that,  from the point of view of the lessee,  transfers substantially  all the benefits  and risks  incident to ownership of property to the lessee.

Cash and Cash Equivalents:  cash or other short-term liquid low-risk instruments that are readily convertible to cash, typically within three months or less.

Consolidated  Revenue Fund (CRF):  the aggregate of all public monies on deposit to the  credit of the  Minister  of  Finance or in the name of any agency of the
Crown approved by the Lieutenant Governor in Council. Payments made from the CRF must be appropriated by a statute. See Appropriation.

Consolidation:  the inclusion of the financial results of  government-controlled organizations in the Province's consolidated financial statements.

Consumer Price Index (CPI):  a broad measure of the cost of living.  Through the monthly  CPI,  Statistics  Canada  tracks the retail  price of a  representative shopping basket of goods and services from an average  household's  expenditure:
food,  housing,   transportation,   furniture,  clothing,  and  recreation.  The
percentage of the total basket that any item occupies is termed the "weight" and reflects typical consumer spending patterns.  Since people tend to spend more on food than  clothing,  changes  in the price of food have a bigger  impact on the index than, for example, changes in the price of clothing and footwear.

Contingency  Fund:  an amount of expense  that is  approved  by the  Legislative
Assembly at the beginning of the year to cover higher spending due to unforeseen events.  This approved spending limit is allocated during the year to ministries for their programs and activities.  The actual costs incurred are charged to the respective  programs and activities and not to the contingency fund.  Therefore, contingency  fund  as at the end of the  Province's  fiscal  year  is  nil.  See
Reserve.

Contingent  Liabilities:  possible  obligations  that may  result in the  future sacrifice of economic  benefits  arising from existing  conditions or situations involving uncertainty.  That uncertainty will ultimately be resolved when one or more future events not wholly within the government's control occurs or fails to
occur.   Resolution  of  the   uncertainty   will  confirm  the   incurrence  or
non-incurrence of a liability.

Contractual Obligations:  obligations of a government to others that will become liabilities  when the terms of any contract or agreement,  which the  government had entered into, are met.

Debenture: a debt instrument where the issuer promises to pay interest and repay the principal by the maturity date. It is unsecured, meaning there is no lien on any specific asset.

Debt: an obligation resulting from the borrowing of money.

Deficit:  the amount by which  government  expenses exceed revenues in any given year. On a forecast basis, a reserve may be included.

Derivatives:  financial  contracts that derive their value from other underlying instruments.  The Province uses  derivatives  including  swaps,  forward foreign exchange  contracts,  forward rate agreements,  futures and options to hedge and minimize interest costs.

Fair Value:  the price that would be agreed upon in an arm's length  transaction and in an open market between  knowledgeable,  willing  parties who are under no compulsion to act. It is not the effect of a forced or liquidation sale.

Financial Assets: assets that could be used to discharge existing liabilities or finance future  operations  and are not for  consumption in the normal course of operations. Financial assets include cash; an asset that is convertible to cash;
a  contractual  right to receive  cash or another  financial  asset from another party;  a temporary or  portfolio  investment;  a financial  claim on an outside organization or individual; and inventory.

Financial Instrument:  liquid asset, equity security in an entity, or a contract that gives rise to a financial  asset of one  contracting  party and a financial liability or equity instrument of the other contracting party.

Fiscal Plan:  an outline of the  government's  consolidated  revenue and expense plan for the upcoming fiscal year and the medium term, including  information on the  projected  surplus/deficit.  The plan is formally  presented in the Budget, which the  government  presents  in the spring of each year and is  updated,  as required,  during the year.  The fiscal plan numbers can be  different  from the expenditures outlined in the Printed Estimates.

Fiscal Year:  the Province of Ontario's  fiscal year runs from April 1 of a year to March 31 of the following year.

Floating  Rate Notes  (FRNs):  debt  instruments  that bear a  variable  rate of interest.

Forgivable  Loan:  advances where the terms and conditions of the loan agreement allow for the  non-repayment  of the principal or accrued  interest when certain conditions are met.

Forward Contract:  a contract that obligates one party to buy, and another party to sell, a specified  amount of a particular  asset at a specified  price,  on a given date in the future.

Forward  Rate  Agreement:  a forward  contract  in which one party  pays a fixed interest rate and receives a floating interest rate.

Fund:  fiscal and  accounting  entity  segregated for the purpose of carrying on specific activities,  or attaining certain objectives in accordance with special regulations, restrictions or limitations.

Futures: an exchange-traded contract that confers an obligation to buy or sell a physical or  financial  commodity  at a  specified  price and amount on a future date.

Gross Domestic  Product  (GDP):  the total  unduplicated  value of the goods and services produced in the economy of a country or region during a given period of time such as a quarter or a year.  Gross domestic  product can be measured three ways: as total income earned in current production, as total final expenditures, or as total net value added in current production.

Hedging:  a strategy to minimize  the risk of loss on an asset (or a  liability)
from market fluctuations such as interest rate or foreign exchange rate changes.
This  is  accomplished  by  entering  into  offsetting   commitments   with  the
expectation  that a future  change in the value of the hedging  instrument  will offset the change in the value of the asset (or the liability).

Indemnity: an agreement whereby one party agrees to compensate another party for any loss  suffered  by that  party.  The  Province  can  either  seek or provide indemnification.

Infrastructure: the facilities, systems and equipment required to provide public
services  and  support  private  sector  economic  activity   including  network
infrastructure  (e.g.,  roads,  bridges,  water and  wastewater  systems,  large information technology systems),  buildings (e.g., hospitals,  schools, courts), and machinery and equipment (e.g., medical equipment, research equipment).

Loan  Guarantee:  an  agreement  to pay all or part of the  amount due on a debt obligation in the event of default by the borrower.

Net Book Value of Tangible  Capital Assets:  historical cost of tangible capital assets less both the accumulated amortization and the amount of any write-downs.

Net Debt: the difference  between the Province's total liabilities and financial assets. It represents the Province's future revenue requirements to pay for past transactions and events.

Nominal:  an amount  expressed in dollar terms without  adjusting for changes in prices due to  inflation  or  deflation.  It is not a good  basis for  comparing values of GDP in different years, for which a "real" value expressed in constant dollars (i.e., adjusted for price changes) is needed. See Real GDP.

Non-Financial Assets: assets that normally do not generate cash capable of being used to repay existing debts.  For the Province,  it comprises  tangible capital assets and net assets of broader public sector organizations.

Non-Tax Revenue:  revenue received by the government from external sources. This also includes revenues from the sale of goods and services,  fines and penalties associated  with the  enforcement of government  regulations  and laws; fees and licences;  royalties;  profits from a  self-sustaining  Crown agency;  and asset sales.

Ontario Disability Support Program (ODSP): a program designed to meet the unique needs of people with disabilities who are in financial need, or who want and are able to work  and  need  support.  Ontarians  aged 65  years  or  older  who are ineligible  for Old Age Security may also qualify for ODSP  supports if they are in financial need.

Option:  a contract that confers the right,  but not the  obligation,  to buy or sell a specific amount of a commodity, currency or security at a specific price, on a certain future date.

Other than a Temporary Decline:  a loss in value of a portfolio  investment that is other than a temporary decline occurs when the actual value of the investment to the  government  becomes lower than the carrying  value and the impairment is expected to remain for a prolonged period.

Present Value: the current worth of one or more future cash payments, determined by discounting the payments using a given rate of interest.

Program Expense: total expense excluding interest on debt.

Public  Accounts:  the Consolidated  Financial  Statements of the Province along
with   supporting   statements  and  schedules  as  required  by  the  Financial
Administration Act, Treasury Board Act and Management Board of Cabinet Act.

Real GDP:  gross  domestic  product  measured  to exclude the impact of changing prices.

Recognition:  the process of including an item in the financial statements of an entity.

Reserve:  an amount  included  in the fiscal  plan to protect  the plan  against unforeseen adverse changes in the economic outlook, or in the Provincial revenue and  expense.  Actual  costs  incurred by the  ministry,  which  pertains to the reserve, are recorded as expenses of that ministry. See Contingency Fund.

Segment:  a distinguishable  activity or group of activities of a government for which it is appropriate to separately report financial information to help users of the  financial  statements  identify the  resources  allocated to support the major activities of the government.

Sinking Fund Debenture:  a debenture that is secured by periodic payments into a fund established to retire long-term debt.

Straight-Line  Basis of Amortization:  a method whereby the annual  amortization expense is computed by dividing i) the  historical  cost of the asset by ii) the number of years the asset is expected to be used.

Surplus:  the amount by which revenues exceed  government  expenses in any given year. On a forecast basis, a reserve may be included.

Tangible   Capital   Assets:   physical  assets   including   land,   buildings,
transportation   infrastructure,   information  technology   infrastructure  and
systems,  vehicles and equipment.  At this time the Province only includes land, buildings and transportation infrastructure in Tangible Capital Assets.

Temporary  Investments:  investments  that are transitional or current in nature and generally capable of reasonably prompt liquidation.

Total Debt: the Province's total borrowings outstanding.

Total Expense: sum of program expense and interest on debt expense.

Transfer Payments:  grants or transfers of monies to individuals,  organizations or other levels of government for which the government  making the transfer does not

o    receive  any goods or  services  directly  in return,  as would  occur in a purchase or sale transaction;
o    expect to be repaid, as would be expected in a loan; or
o    expect a financial return, as would be expected in an investment.

Treasury Bills:  short-term debt instrument  issued by governments on a discount basis.

Unrealized  Gain or Loss:  an increase or decrease in the fair value of an asset accruing to the holder.  Once the asset is disposed of or written  off, the gain or loss is realized.

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SOURCES OF ADDITIONAL INFORMATION
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The Ontario Budget

The Ontario government presents a Budget each year, usually in the early spring.
This  document  outlines  expected  expense and revenue for the upcoming  fiscal year.  For an  electronic  copy of the  Ontario  Budget,  visit the  Ministry of
Finance website at www.fin.gov.on.ca.

The Estimates of the Province of Ontario

The government's  spending  Estimates for the fiscal year commencing April 1 are presented to members of the Legislative  Assembly  following the presentation of the  Ontario  Budget by the  Minister  of  Finance.  The  Estimates  outline the spending  plans  of  each  ministry  and  are  submitted  for  approval  to  the
Legislative  Assembly according to the Supply Act. For electronic access, go to:
www.fin.gov.on.ca.

Ontario Finances

This is a quarterly report on the performance of the government's Budget for the fiscal  year.  It covers  developments  during a quarter and  provides a revised outlook for the remainder of the year. Copies may be obtained free by writing to the Ministry of Finance, Communications and Corporate Affairs Branch, 3rd Floor,
Frost Building  North, 95 Grosvenor  Street,  Toronto ON M7A 1Z1. For electronic access, go to: www.fin.gov.on.ca.

Ontario Economic Accounts

This quarterly report contains data on Ontario's economic  activity.  Copies may be  obtained  free by writing to the  Ministry of  Finance,  Communications  and
Corporate Affairs Branch,  3rd Floor, Frost Building North, 95 Grosvenor Street,
Toronto ON M7A 1Z1. For electronic access, go to: www.fin.gov.on.ca.